PE
12-31-05
Alexandria Real Estate Equities Inc

Alex

WE INVENTED IT

ALEXANDRIA REAL ESTATE EQUITIES, INC. (ARE:NYSE) is the pre-eminent international real estate investment trust focused principally on the ownership, operation, management, acquisition, redevelopment and selective development of properties containing office/laboratory space, a niche that we pioneered℠. Alexandria has an outstanding almost nine-year track record as a NYSE listed company with an approximate $3.4 billion total market capitalization (as of December 31, 2005). We provide high-quality laboratory facilities, services and capital to the broad and diverse life science sector. Our clients include institutional (universities and not-for-profit institutions), pharmaceutical, biotechnology, life science product, service, biodefense and translational research entities, as well as government agencies. Alexandria's international operating platform is based on the principle of "clustering", with assets and operations strategically located in key life science hub markets. Our life science real estate industry leadership will ultimately help address significant unmet medical needs.

WE [redacted]

INVE

NTE



Total Return Performance *shown reflects the performance* of Alexandria Real Estate Equities, Inc., compared to NAREIT All Equity, Russell 2000 and S&P 500 indices *(total return performance from* IPO on May 28, 1997 to December 31, 2005, assuming *reinvestment of all dividends).*


<ARE: 604%
<NAREIT ALL EQUITY: 285%
<RUSSELL 2000: 199%
<S&P 500: 169%

[redacted]

OUR Y

TO FELLOW SHAREHOLDERS This past year was a very successful one for Alexandria Real Estate Equities, Inc., reflecting both a positive market environment for and strong performance of our business. As we enter our ninth year as a New York Stock Exchange listed company, we have recorded a cumulative performance through the end of December 31, 2005 in the top echelon of our peer group. Our proprietary and unique operating platform continues to provide consistent investment returns for all investor styles. We are the preeminent publicly-traded real estate company principally focused on our Life Science Real Estate Niche℠, which we invented, own, and dominate. We have had the honor of providing real estate, capital, and high quality services to the broad and diverse life science industry sectors. We are responsible for how well we execute our business plan, as well as for identifying and capitalizing on the opportunities in our life science niche. As a consequence, our ability to perform is dependent upon the great strength of our franchise and our people. These highly successful attributes have enabled us to demonstrate one of the real estate industry's top growth rates for publicly-traded companies, generating a "compounded annual growth rate" (from our initial public offering on May 28, 1997 ("IPO") through December 31, 2005) of approximately 23.3% (assuming reinvestment of all dividends), approximately 31.5% in total assets, approximately 32.8% in total market capitalization and approximately 21.7% in funds from operations. Other key financial metrics included our total shareholder return (assuming reinvestment of all dividends) from our IPO through December 31, 2005, which approximated 604%, significantly outperforming the NAREIT All Equity Index which increased approximately 285%, the Russell 2000 Index which increased approximately 199%, and the S&P 500 Index which increased approximately 169%. These are truly remarkable accomplishments achieved through challenging and varying economic cycles. Our ability to navigate these cycles and effectively manage risk substantially enhanced our operating and financial results. Alexandria has an enviable track record of consistency, predictability, and solidity in our operational and financial performance.

Our culture of excellence, team work, and integrity defines Alexandria. We are the Landlord and Developer of Choice to the Life Science Industry®, a coveted position that we intend to maintain.

Our brand is powerful, relevant, important and impactful to our life science constituency. All of us at Alexandria are proud of our accomplishments during 2005 and for the almost nine years that we have been a public company.

Our Unique Road Map for Growth℠ encompasses, among other elements, (i) positive same property growth every quarter as a public company, (ii) solid increases in mark-to-market rents for leases rolling on an annual basis every year as a public company, (iii) redeveloping space into more valuable laboratory space, (iv) developing ground-up laboratory space, (v) converting gross leases to quadruple net leases and, as appropriate, (vi) generating external growth through strategic acquisitions.

Our focus is clear, our expertise and experience in both the real estate and life science industries are unparalleled, and our *unique and highly focused strategy carefully crafted and executed.* During 2005, and continuously since our IPO, Alexandria has reported consistent, stable and solid growth in funds from operations per share (diluted). This growth has been driven by the successful day-to-day execution of our differentiated strategy, unique multi-faceted business model, and highly efficient strategic *operating platform focused on the key life science cluster markets.* During 2005, we continued to maintain a well-balanced client tenant base representing a broad and diverse cross section of the life science industry. The strength and diversity of our client tenants, coupled with their relatively lengthy average lease durations, provide Alexandria with long-term quality cash flow. In addition, our laboratory space, strategically located in our key life science cluster markets, is geographically well diversified. These combined strengths should enable continued growth during both positive and challenging economic environments.

During 2005, we raised our quarterly cash dividend on two *separate occasions, representing a 6% cumulative increase in our* cash dividend per common share. These increases reflect our policy to seek managed growth in dividends while retaining and reinvesting a significant level of cash flow. During 2005, Alexandria generated substantial cash flow (funds from operations less straight-line rent adjustments, capital expenditures and dividends on common stock), *providing important internal funding for our core organic growth.*



Joel S. Marcus
Chief Executive Officer

Additionally, our dividend payout ratio remains among the industry's lowest at approximately 58% as of December 31, 2005. This will provide future growth opportunities in dividends to our fellow shareholders.

Our growth has been achieved without compromising our strong and flexible capital base. We take pride in the achievement of these significant milestones and in our quest to continually create and increase shareholder value.

THE LIFE SCIENCE INDUSTRY 2005 was a positive year for the life science industry. For example, U.S. biotechnology companies raised over $20 billion in public and private financing, marking the year the second best after 2000. We also witnessed a significant increase in merger and acquisition activities and partnering transactions between pharmaceutical and biotechnology companies. These trends and activities clearly indicate the strong requirement by pharmaceutical companies to fill in their product pipeline by acquiring or partnering with biotechnology companies with promising product candidates and technologies.

These trends in the life science industry positively impacted several of our key life science client tenants. ID Biomedical Corporation was acquired by the world's second largest pharmaceutical company, GlaxoSmithKline plc, in its effort to expand vaccine development and manufacturing capabilities. Another leading multinational pharmaceutical company, Johnson & Johnson, acquired two of our client tenants, TransForm Pharmaceuticals, Inc. and Animas Corporation, in order to strengthen its core product pipeline. Additionally, two of our other biotechnology client tenants, OSI Pharmaceuticals, Inc. and Eyetech Pharmaceuticals, Inc., decided to join forces together to form a larger and stronger company. We consider these trends favorable to our client tenants and the life science industry, as they consolidate critical capital and resources to build more competitive research, development, and commercial organizations.

Many of our important life science client tenants also made significant progress in product development and commercialization during 2005. Among them, the most remarkable was Amylin Pharmaceuticals, Inc.'s launch of two first-in-class drugs for diabetes,



Jerry M. Sudarsky
Chairman of the Board

offering new treatment alternatives for this chronic disease impacting over 20 million people in the United States.

MISSION BAY 2005 was a seminal year for what we foresee will be the pre-eminent life science cluster on the West Coast of the United States. The Mission Bay cluster achieved international recognition and stature when the California Institute for Regenerative Medicine decided to locate its headquarters at Mission Bay, citing a wide range of critically important factors such as the proximity to the University of California-San Francisco's world-class medical research capabilities, and the thriving regional life science commercial sector lead by Genentech, Inc.'s series of break-through therapeutic successes. Our commencement of construction on the first commercial class-A office/laboratory facility at Mission Bay, and the announcement of our first client tenant, Sirna Therapeutics, Inc., were also signature achievements during 2005. The inauguration of QB3, now Byers Hall, was another impressive milestone, since the entity itself is an innovative multi-institutional academic enterprise whose mission is to "redefine" what universities look like, generating knowledge that will drive research, development and commercialization of pharmaceutical products. These institutes can tackle complex problems that no single institution could take on by itself. The cumulative effect of these important milestones enhances the significant positive impact upon urgent unmet medical needs across society that will emanate from Mission Bay. The vitally important interactions and collaborations are made possible by the close physical proximity in a spectacular setting of a diverse set of individuals and the entities they represent. The world class university and institutes engaged in cutting-edge research and partnerships, commercial companies bringing powerful new therapies to market, and future clinics and hospitals represent a phenomenon unique to Mission Bay.

OPERATIONAL REVIEW AND FINANCIAL HIGHLIGHTS Once again, and for every quarter as a public company, our full-year growth in GAAP net operating income for our static pool of same properties was positive and approximated 2.0%, and cash net operating income for these properties grew approximately 7.6%. These internal growth metrics represent broad-based solid performance in our

markets. Contributing to this growth is the fact that approximately 90% of our leases have annual rental rate increases, generally with minimum annual increases of 3-3.5%. Rental rate increases on the rollover of leases in our portfolio approximated 7.6%, on a GAAP basis, driving our internal core growth. Including leases for 76,000 square feet related to one tenant in an East Bay submarket of San Francisco and leases for 47,000 square feet related to one tenant in the Sorrento Valley submarket of San Diego, rental rates for renewed/released space were on average 3.4% higher than rental rates for expiring leases on a GAAP basis. Alexandria had a very strong year, signing a total of 107 leases for approximately 1,519,000 square feet of space, averaging consistent rental rate increases. 2005 was the strongest leasing year in the Company's history. As of December 31, 2005, we also reported total occupancy of approximately 93.2%, excluding our properties under redevelopment.

At year-end, we had 15 properties in our value creation redevelopment pipeline, comprising a total of approximately 548,000 square feet, or approximately 6% of total square footage. We have also identified approximately 1,036,000 square feet of additional redevelopment opportunities embedded in our existing assets.

At December 31, 2005, we had 5 properties in development, comprising a total of approximately 510,000 square feet, and a development land bank, together with expansion opportunities embedded in our asset base, approximating 5,139,000 square feet. During 2005, we also benefited from external growth with the closing of approximately $263 million in acquisitions, adding approximately 1.2 million square feet to our asset base. Our external growth strategies, once again, remained highly selective and disciplined and we continued to focus on our key life science cluster markets as we continued to expand, strengthen, and enhance our dominant strategic franchise.

Importantly, during 2005, Alexandria completed 10 acquisitions in Massachusetts, expanding our significant asset base in that key life science hub market by 55%, to nearly 1.5 million square feet in 25 properties. Most of these acquisitions were fully-tenanted office/laboratory properties purchased at very favorable prices well below replacement cost and at reasonable per square foot costs.

In a very cost-conscious environment, we have continued to focus on effectively controlling the costs of our operations and have

continued to maintain strong operating margins, which approximated a very healthy 77% during 2005. We have also succeeded in maintaining strong year-end interest and fixed charge coverage ratios of 3.43 and 2.31, respectively.

During 2005, we sold one property at a net gain of approximately $36,000. This sale reflects our program to critically evaluate the strategic value of all of our properties on an ongoing basis, and sell selected properties when appropriate in order to prudently recycle capital. This sale provided more than $1 million in recycled capital which can be put to work on more strategic opportunities for future growth.

We continued to execute our strategy of maintaining a strong, conservative, flexible, simple and transparent capital structure. We have experienced solid growth while steadfastly maintaining balance sheet strength and flexibility. Funds From Operations (FFO) for the year 2005 was approximately $102.7 million on revenues of approximately $244.1 million. Our debt to total market capitalization at year-end approximated a conservative 41%.

OPERATION OUTREACH AND DISASTER RESPONSE As we continue to grow our business, we remain strongly committed to playing a positive role in our community. Alexandria is proud and honored to have continued its very successful Operation Outreach program in 2005. We have supported several families with deployed soldiers, particularly National Guard or Reserve personnel that have faced considerable challenges. During 2005, we have witnessed four of our brave soldiers return home. Many of these soldiers have had difficult adjustments. We have continued to support a family in northern California that has both parents serving in the National Guard. The father was deployed and has since returned home. This family has two children and they have struggled to return to a normal civilian life. Another family of a returned soldier stated that the extreme pressures of re-entering civilian life after deployment created an unbearable strain. Two families of soldiers who have returned home have written letters expressing their appreciation for our help, but also stating that they have adjusted to their civilian life quite easily and would like to terminate support to allow us to help other families. As a consequence, two additional families have been added to

our program. One family has fallen behind in its rent payments and we were able to step in, which allowed them to stay in their apartment. Another family with four children is struggling while the father is currently deployed in Iraq. This family has fallen behind with its monthly bills and we have provided additional support for them.

It is an extremely humbling experience to learn about and take part in the triumphs and struggles of these men and women who sacrifice their personal lives daily to serve in our military and protect our freedom. It is our honor and privilege to work closely with them and to stand by them during this challenging time.

We will continue our Operation Outreach project in 2006. We enthusiastically show our support for our troops and thank all who have participated in the success of our program.

In response to the devastation caused by Hurricanes Katrina and Rita in the Gulf Coast, Alexandria made significant contributions to the American Red Cross, the Salvation Army, and Habitat for Humanity. In addition to the Company's outreach efforts, we encouraged our employees to each make their own personal donations to the relief effort of their choice. Alexandria remains committed to assisting over the long term by continuing to support initiatives to rebuild the physical and economic infrastructures in the areas that were most affected. Through philanthropic support, as well as through Alexandria's employee involvement and expertise, we have worked to improve the human condition as a result of these disasters.

THE FUTURE Our core strengths at Alexandria, which have served us well and will continue to do so in the future, include superb client tenant relationships, an outstanding track record, development of the best-in-class operations and franchise, and a unique culture that allows us to attract, motivate and retain exceptional professionals and encourages them to work together in a real spirit of collaboration.

The quality of Alexandria's Labspace® has earned the faith and trust of our life science industry constituency. Strong business judgment, grounded in integrity, is at the core of everything we do. It is how we protect our reputation, strengthen the trust of our client tenants, and enhance shareholder value. We are an efficient and cost-conscious business culture managed by a team that possesses highly focused expertise, experience, strength, and depth. Our

unparalleled and unique business model and brand (together with the multi-faceted growth strategies that we have implemented), give us a clear and sustainable competitive advantage. This will enable us to achieve continued success. We remain highly focused and as dedicated and enthusiastic as ever. Our human capital base is important and significant. We thank our entire team for their outstanding collective accomplishments during 2005.

The Alexandria franchise, with our leadership position in North America, allows us to operate with our client tenants at the center of global research, development and the commercialization of crucially important life saving pharmaceutical products. We believe that we are extremely well positioned to participate in the substantial future growth of this critically important international industry.

We are committed to providing our shareholders with returns on their investment at, or near, the top of our industry.

Joel S. Marcus
Chief Executive Officer

Jerry M. Sudarsky
Chairman of the Board

Alexandr

WE OWN IT

GOVERNMENT

Government agencies contribute billions of dollars annually to non-profit and commercial research organizations. The National Institutes of Health (NIH) is the primary agency of the United States government responsible for medical research. The mission of the NIH is to develop new knowledge to help prevent, detect, diagnose, and treat disease and disability. The NIH supports the research of non-federal scientists in universities, medical schools, hospitals, and research institutions, and fosters communication of medical and health sciences related information throughout the country and abroad.



BIOTECHNOLOGY

The biotechnology sector harnesses already existing natural biological systems in the human organism in order to create efficacious treatments using a targeted approach. Monoclonal antibodies are a successfully commercialized technology often referred to as "the silver bullet", due to their remarkable efficacy, specificity, and minimal side effects when targeting a particular disease. Hundreds of biotechnology products and vaccines are currently in clinical trials targeting Alzheimer's disease, heart disease, diabetes, multiple sclerosis, AIDS and arthritis.



PHARMACEUTICAL

Pharmaceutical companies provide critical technical, financial, and commercial support needed to promote research and development, as well as major distribution and marketing. Pharmaceutical companies conduct effective advocacy for public policies, including antiterrorism initiatives and AIDS relief, that advance vital research and discovery. Pharmaceutical companies are capable of exercising influence over governmental health policies and encourage the creation of novel treatments aimed at improving overall healthcare options for patients around the world.



OUR NICHE>

ALEXANDRIA'S BROAD AND DIVERSE LIFE SCIENCE SECTORS

INSTITUTIONAL

The institutional sector of the life science industry consists of prominent academic, non-profit, and independent research organizations whose primary focus is the promotion of leading-edge scientific breakthroughs. The life science institutional sector is the birthplace of the next generation of therapeutics, and sets the standard for best-in-class science being generated around the world. An essential factor in the creation of a thriving life science cluster is proximity to prominent institutional centers known for their innovative research and discovery.



TRANSLATIONAL RESEARCH

Translational research entities integrate the application of innovative pharmacology tools, biomarkers, clinical methods and technologies in a multi-disciplinary approach with the goal of accelerating the time it takes for cutting-edge scientific research to be translated into usable treatments at the clinical level. It is also crucial that information gathered from physicians be rapidly and effectively communicated to researchers. From "bench to bedside", translational research emphasizes the linkage between new technologies being developed in the laboratory and the patient.



BIODEFENSE

Biodefense applies to two distinct target populations: civilian noncombatant and military combatant (troops in the field). Organizations such as the Department of Homeland Security, the Department of Defense, and the NIH supply funding focused on developing detection technologies, diagnosis, and treatments that will provide ways to neutralize or counter large scale biological, chemical or radiological threats. Biodefense aims to enhance national biosecurity by designing programs to protect major water and food supplies, and developing vaccinations against infectious agents, such as anthrax and smallpox.



WE

WN

Alexandria is the largest owner and preeminent first-in-class operator of life science properties nationally, with approximately 8.8 million square feet. Our unique and unprecedented proprietary business models include the Accelerator℠, the Science Hotel, and the Alexandria Innovation Center. As the Landlord and Developer of Choice to the Life Science Industry, we understand that strategic cluster locations and world-class technical space are among the most important factors in fostering leading-edge scientific discoveries.



CARL WEISSMAN | President & CEO, Accelerator Corp. Venture Partner, MPM Capital



JOEL MARCUS | CEO, Alexandria Real Estate Equities, Inc.

BRIAN ATWOOD | Co-founder and Managing Director, Versant Ventures


ACCELERATOR℠ >





MICHAEL STEINMETZ, PH. D. Co-founder and Managing Director, Clarus Ventures; General Partner, MPM BioVentures III

ROBERT NELSEN Co-founder and Managing Director, ARCH Venture Partners

ACCELERATOR CORP., founded in 2003, is a unique and pioneering 21st Century life science company formation engine. The Accelerator℠, located in Seattle, Washington, is a highly innovative first-in-class entity whose mission is the rapid commercialization of biotechnologies. In order to bridge the gap between research and commercialization, the Accelerator℠ provides crucial resources to accelerate the development of nascent leading-edge biotechnologies by providing committed investment capital, state-of-the-art facilities, world-class scientific and technical expertise and support, and experienced start-up management. The founding investors of the Accelerator℠ have a long-term proven track record of identifying and building the industry's foremost life science companies.

LEE HOOD, M.D., PH. D. President, Institute for Systems Biology




SCIENCE
CENTER



THE SCIENCE HOTEL* at Cambridge, Massachusetts was designed, constructed, and is operated specifically to enable world-class emerging science-driven companies to jump-start their research operations in the shortest time practicable. The Science Hotel* is operated by a highly experienced staff specializing in laboratory operations, equipment purchasing, permitting, and health and safety matters. Each client tenant of the Science Hotel* has access to vital core services and amenities. Client tenants include scientific companies created from innovative technologies spun out of renowned local universities and teaching hospitals.



OGEN



STUART BERRY Executive Director of Laboratory Services and Operations, The Science Hotel®


FOR
INNOVATION



THE ALEXANDRIA INNOVATION CENTER", located in North Carolina's Research Triangle Park, is a state-of-the-art mini-campus designed to house emerging [illegible] stage science-driven companies in a collaborative environment. Clients at the Alexandria Innovation Center" range from early stage entities spinning out of prominent local universities which may only require small highly efficient technical space, to larger more established companies requiring substantial technical space to accommodate their growth. The core services available provide significant benefits without requiring a large upfront investment by the client tenants. The Alexandria Innovation Center" provides an unparalleled network of industry partners to assist each client tenant with the necessary ingredients for successfully growing a dynamic science-driven business.


CHANGMING FANG, PH. D.
SHERYL HARVEY


ROBYN RICHARDSON
JARROD DEAN

The Burnham Institute for Medical Research, an Alexandria client in San Diego, California, is a world-class non-profit medical research organization whose aim is to reveal the fundamental molecular causes of disease through discovery research, and to devise the innovative therapies of tomorrow through translational research. The Burnham Institute's slogan is "From Research, the Power to Cure." Scientists at The Burnham Institute do battle daily with disease, not on the front lines of the medical clinic, but in the laboratory, inventing the prototype therapies that will be used as the future weapons to defeat cancer, Alzheimer's disease, arthritis, and other serious illnesses. Burnham's scientists are responsible for five FDA-approved therapies. In addition, nine innovative therapies, based in whole or in part on Burnham scientific discoveries, are participating in over 30 clinical trials at medical centers throughout the world. The Burnham Institute's unique research expertise has been recognized repeatedly with generous grants from the NIH. According to the Institute for Scientific Information, The Burnham Institute ranks among the top 20 organizations worldwide (among all universities, research institutions, and companies) noted for the impact of its research in the life sciences.



President and CEO of The Burnham Institute, Dr. John Reed, M.D., Ph.D., founded and directed the program on apoptosis and cell death research. Dr. Reed is ranked first among biomedical researchers world-wide for the impact of his research. He has published more articles on apoptosis and cell death in the past decade than any other scientist in the world.
Opposite: Killer T-lymphocyte attacks a cancer cell, inducing apoptosis

Alexandria

WE DOMINATE IT>

TOTAL RETURN>

Total Return, Assuming Reinvestment of All Dividends, of Selected Large Cap Companies, Certain Indices and ARE from ARE's IPO to 12/31/2005



600%
400%
200%
0%
ARE
WAL-MART
RMS INDEX
CISCO
BERKSHIRE HATHAWAY
GENERAL ELECTRIC
RUSSELL 2000
IBM
MICROSOFT
DOW JONES INDUSTRIALS
S&P 500
COCA-COLA
NASDAQ

Source: Research Data Group, Inc. and SNL Financials LC

FFO PER SHARE (DILUTED)>

Growth in FFO Per Share (Diluted) and Common Stock Dividends Per Share From 3Q97 to 4Q05[(1)]



$1.20
$0.80
$0.40
$0.00
3Q97 4Q97 1Q98 2Q98 3Q98 4Q98 1Q99 2Q99 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05

FFO Per Share (Diluted) · Common Stock Dividends Per Share

(1) 2Q04 FFO per share (diluted) excludes the impact of the preferred stock redemption charge. Including this charge, 2Q04 FFO per share (diluted) is $1.01.

SAME PROPERTY GROWTH>

Same Property NOI Growth: Focused Office, Mixed Office/Industrial, and ARE

"Same-store NOI growth turned positive in the first quarter among the mixed office/industrial REITs for the first time since the second quarter of 2002, rising 0.1% despite a 10 bp decline in weighted average occupancy. ...Alexandria holds the distinction of being the only company among all the office and industrial names we track to have maintained positive same-store NOI growth through the downturn."



8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
1Q99 2Q99 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02
3Q04 4Q04 1Q05 2Q05 3Q05

Focused Office · Mixed Office/Industrial · ARE

Source: Citigroup Global Markets Weekly REIT Strategy

OUR RESULTS: 2005 FINANCIALS

SELECTED FINANCIAL DATA>

Alexandria Real Estate Equities, Inc. and Subsidiaries

The following table should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report.

Year Ended December 31, (Dollars in thousands, except per share amounts)	2005	2004	2003	2002	2001
OPERATING DATA:					
Total revenue	$ 244,084	$ 183,081	$ 160,354	$ 142,067	$ 120,658
Total expenses	180,149	124,645	111,995	103,936	93,217
Minority interest	634	-	-	-	-
Income from continuing operations	63,301	58,436	48,359	38,131	27,441
Income from discontinued operations, net	132	1,759	11,284	1,901	2,836
Net income	63,433	60,195	59,643	40,032	30,277
Dividends on preferred stock	16,090	12,595	8,898	8,579	3,666
Preferred stock redemption charge	-	1,876	-	-	-
Net income available to common stockholders	$ 47,343	$ 45,724	$ 50,745	$ 31,453	$ 26,611
Earnings per share – basic					
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.25	$ 2.28	$ 2.08	$ 1.68	$ 1.49
Discontinued operations, net	0.01	0.09	0.59	0.11	0.18
Earnings per share – basic	$ 2.26	$ 2.37	$ 2.67	$ 1.79	$ 1.67
Earnings per share – diluted					
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.21	$ 2.24	$ 2.05	$ 1.65	$ 1.47
Discontinued operations, net	0.01	0.09	0.59	0.11	0.17
Earnings per share – diluted	$ 2.22	$ 2.33	$ 2.64	$ 1.76	$ 1.64
Weighted average shares of common stock outstanding					
Basic	20,948,915	19,315,364	18,993,856	17,594,228	15,953,459
Diluted	21,316,886	19,658,759	19,247,790	17,859,787	16,208,178
Cash dividends declared per share of common stock	$ 2.72	$ 2.52	$ 2.20	$ 2.00	$ 1.84
BALANCE SHEET DATA (AT YEAR END):					
Rental properties, net	$ 1,788,818	$ 1,427,853	$ 982,297	$ 976,422	$ 796,626
Total assets	$ 2,362,450	$ 1,872,284	$ 1,272,577	$ 1,159,243	$ 962,146
Secured notes payable, unsecured line of credit and unsecured term loan	$ 1,406,666	$ 1,186,946	$ 709,007	$ 614,878	$ 573,161
Total liabilities	$ 1,512,535	$ 1,251,811	$ 765,442	$ 673,390	$ 629,508
Minority interest	$ 20,115	$ -	$ -	$ -	-
Stockholders' equity	$ 829,800	$ 620,473	$ 507,135	$ 485,853	$ 332,638

Year Ended December 31, (Dollars in thousands)	2005	2004	2003	2002	2001
RECONCILIATION OF NET INCOME AVAILABLE TO COMMON STOCKHOLDERS TO FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS:					
Net income available to common stockholders[1]	$ 47,343	$ 45,724	$ 50,745	$ 31,453	$ 26,611
Add:					
Depreciation and amortization[2]	55,416	42,523	38,901	34,071	30,578
Impairment of investments	-	-	-	2,545	-
Minority interest	634	-	-	-	-
Subtract:					
Gain/loss on sales of property[3]	(36)	(1,627)	(8,286)	-	-
FFO allocable to minority interest	(668)	-	-	-	-
Funds from operations available to common stockholders[4]	$ 102,689	$ 86,620	$ 81,360	$ 68,069	$ 57,189
OTHER DATA:					
Cash flows from operating activities	$ 120,678	$ 65,316	$ 74,311	$ 67,050	$ 60,340
Cash flows from investing activities	$ (432,900)	$ (448,252)	$ (139,274)	$ (227,840)	$ (192,179)
Cash flows from financing activities	$ 312,975	$ 381,109	$ 66,158	$ 162,204	$ 131,439
Number of properties owned at year end	134	113	91	91	85
Rentable square feet of properties owned at year end	8,824,369	7,448,570	5,728,470	5,799,562	5,372,485
Occupancy of properties owned at year end	88%	87%	88%	89%	89%
Occupancy of properties owned at year end, excluding properties under redevelopment	93%	95%	94%	96%	99%

(1) During the second quarter of 2004, we elected to redeem the 9.50% Series A cumulative redeemable preferred stock ("Series A preferred stock"). Accordingly, in compliance with Emerging Issues Task Force Topic D-42, we recorded a charge of $1,876,000, or $0.10 per common share (diluted), in the second quarter of 2004 for costs related to the redemption of the Series A preferred stock.

(2) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(3) Gain/loss on sales of property relates to the disposition of a property in the Southeast market during the third quarter of 2005, the disposition of a property in the Suburban Washington D.C. market during the first quarter of 2004, the disposition of a property in the Suburban Washington D.C. market during the fourth quarter of 2003, the disposition of a property in the Eastern Massachusetts market during the third quarter of 2003, and the disposition of a property in the San Francisco Bay market during the first quarter of 2003. Gain/loss on sales of property is included in the income statement in income from discontinued operations, net.

(4) GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. For a more detailed discussion of FFO, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Funds From Operations".

The terms "Company", "we", "our" and "us" as used in this report refer to Alexandria Real Estate Equities, Inc. and its subsidiaries. The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report.

OVERVIEW

The following factors, among others, could cause actual results and future events to differ from those set forth or contemplated in the forward-looking statements:

- Changes in general economic conditions or in the real estate and life science industries;
- Risks and uncertainties related to how successful our tenants are in discovering, developing, making or selling their products and technologies;
- Potential liability for damages resulting from our tenant's use of hazardous materials;
- Adverse changes in the annual budget appropriations received by our government tenants;
- Economic conditions in our markets could adversely affect our business;
- Risks associated with doing business internationally, including currency fluctuations and unfamiliarity with new markets;
- Loss of a tenant could have a negative impact on our business;
- We may have difficulty managing our growth;
- Our debt service obligations may have adverse consequences on our business operations;
- Our unsecured line of credit and unsecured term loan restrict our ability to engage in some business activities;
- Ability to obtain additional capital to further our business objectives;
- Difficulties in identifying properties for acquisition or operating them successfully;
- Risks associated with completing developments and redevelopments;
- Our failure to qualify and maintain our status as a real estate investment trust under the Internal Revenue Code of 1986;
- Losses in excess of our insurance coverage;
- Environmental uncertainties;
- Failure to comply with laws, including the Americans with Disabilities Act and similar laws; and
- Ability to retain our senior executives.

Our success also depends upon economic trends and various market conditions. We caution you not to place undue reliance on forward-looking statements, which reflect our analysis only and speak as of the date of this report or, if different, as of the dates indicated in the statements. We assume no obligation to update or supplement forward-looking statements.

We are a publicly-traded real estate investment trust focused principally on the ownership, operation, management, acquisition and selective redevelopment and development of properties containing office/laboratory space. Such properties are designed and improved for lease primarily to institutional (universities and not-for-profit institutions), pharmaceutical, biotechnology, life science product, service, biodefense and translational research entities, as well as government agencies.

In 2005, we:

- Added 19 properties with an aggregate of approximately 1,197,000 rentable square feet.
- Added four land parcels aggregating 1,438,000 square feet.
- Completed the development of three properties with an aggregate of approximately 195,000 rentable square feet.
- Commenced ground-up development of three properties aggregating 339,000 square feet.
- Increased capacity of our unsecured credit facilities to $1 billion with an option to increase capacity by an additional $200 million.
- Sold one property with approximately 16,500 rentable square feet.
- Completed two public offerings for a total of 2,685,500 shares of our common stock in two separate underwritten offerings resulting in net proceeds of approximately $189.4 million.

As of December 31, 2005, we had 134 properties containing approximately 8.8 million rentable square feet of office/laboratory space. As of that date, our properties were approximately 93% leased, excluding those properties in our redevelopment program.

Our primary sources of revenue are rental income and tenant recoveries from leases of our properties. The comparability of financial data from period to period is affected by the timing of our property acquisition, development and redevelopment activities. Of the 134 properties as of December 31, 2005, four were acquired in 1994, nine in 1996, nine in 1997, 27 in 1998, six in 1999, 11 in 2000, five in 2001, four in 2002, four in 2003, 22 in 2004 and 19 in 2005. In addition, we completed the development of one property in 1999, five properties in 2000 (together with the 11 properties acquired in 2000), two properties in 2001 (together with the five properties acquired in 2001), two properties in 2002 (together with the four properties acquired in 2002), one property in 2004 (together with the 22 properties acquired in 2004, the "2004 Properties") and three properties in 2005 (together with the 19 properties acquired in 2005, the "2005 Properties"). As a result of these acquisition and development activities, as well as our ongoing leasing and redevelopment activities, there have been significant increases in total revenues and expenses, including significant increases in total revenues and expenses for 2005 as compared to 2004, and for 2004 as compared to 2003.

As of December 31, 2005, approximately 85% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses, including increases thereto. In addition, as of December 31, 2005, approximately 6% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses. Additionally, as of December 31, 2005, approximately 89% of our leases (on a square footage basis) provided for the recapture of certain capital expenditures and approximately 90% of our leases (on a square footage basis) contained effective annual rent escalations that are either fixed or indexed based on the consumer price index or another index.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Our significant accounting policies are described in the notes to our consolidated financial statements. The preparation of these financial statements in conformity with GAAP requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates, judgments and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

REIT Compliance

We have elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and financial results, and the determination of various factual matters and circumstances not entirely within our control. We believe that our current organization and method of operation comply with the rules and regulations promulgated under the Internal Revenue Code to enable us to qualify, and continue to qualify, as a REIT. However, it is possible that we have been organized or have operated in a manner that would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify.

If we fail to qualify as a REIT in any taxable year, then we will be required to pay federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. If we lose our REIT status, then our net earnings available for investment or distribution to stockholders would be significantly reduced for each of the years involved and we would no longer be required to make distributions to our stockholders.

Rental Properties, Properties Under Development and Land Held for Development

In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations", we perform the following procedures when making an allocation of the purchase price of real estate: (1) estimate the value of the real estate as of the acquisition date on an "as if vacant" basis; (2) allocate the "as if vacant" value among land, land improvements, buildings, building improvements, tenant improvements and equipment; (3) calculate the value of the intangibles as the difference between the "as if vacant" value and the purchase price; and (4) allocate the intangible value to above, below and at-market leases, origination costs associated with in-place leases, tenant relationships and other intangible assets.

The values allocated to land improvements, buildings, building improvements, tenant improvements and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, 40 years for buildings and building improvements, the respective lease term for tenant improvements and the estimated useful life for equipment. The values of above and below market leases are amortized over the life of the related lease and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The values of at-market leases and origination costs are classified as leasing costs, included in other assets on our balance sheets and amortized over the remaining life of the lease.

Rental properties, properties under development and land held for development are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying amount to its estimated fair value.

Capitalization of Costs

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34") and Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("SFAS 67"), we capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development, redevelopment or construction of a project. Pursuant to SFAS 34 and SFAS 67, capitalization of construction, development and redevelopment costs are required while activities are ongoing to prepare an asset for its intended use. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Costs previously capitalized related to abandoned acquisition or development opportunities are written off. Should development, redevelopment or construction activity cease, a portion of interest, property taxes, insurance and certain costs would no longer be eligible for capitalization, and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

We also capitalize costs directly related and essential to our leasing activities. These costs are amortized on a straight-line basis over the terms of the related leases. Costs that were previously capitalized and which related to unsuccessful leasing opportunities are written off.

Accounting for Investments

We hold equity investments in certain publicly-traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly-traded companies are considered "available for sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and are recorded at fair value. Fair value has been determined as the closing trading price at the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. The classification of investments under SFAS 115 is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with net realized gains included in other income.

Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" and Emerging Issues Task Force Topic D-46, "Accounting for Limited Partnership Investments". Under the equity method of accounting, we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment.

For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other than temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, financial condition, prospects for favorable or unfavorable clinical trial results, new product initiatives and/or sales, and new collaborative agreements.

Interest Rate Swap Agreements

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our swap agreements is based on the one-month London interbank offered rate, or LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

We reflect our interest rate swap agreements on the balance sheet at their estimated fair values with an offsetting adjustment reflected as unrealized gains/losses in accumulated other comprehensive income in stockholders' equity. We use a variety of methods and assumptions based on market conditions and risks existing at each balance sheet date to determine the fair values of our interest rate swap agreements. These methods of assessing fair value result in a general approximation of value, and such value may never be realized.

All of our interest rate swap agreements meet the criteria to be deemed "highly effective" under the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") in reducing our exposure to variable interest rates. In accordance with SFAS 133, we formally document all relationships between interest rate swap agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. Accordingly, we have categorized these instruments as cash flow hedges. We make an assessment at the inception of each interest rate swap agreement and on an ongoing basis to determine whether these instruments are highly effective in offsetting changes in cash flows associated with the hedged items. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective", the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

We do not believe we are exposed to a significant amount of credit risk in our interest rate swap agreements as our counterparties are established, well-capitalized financial institutions.

Recognition of Rental Income and Tenant Recoveries

Rental income from leases with scheduled rent increases, free rent, incentives and other rent adjustments is recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included as unearned rent in accounts payable, accrued expenses and tenant security deposits in the accompanying consolidated balance sheets. We commence recognition of rental income at the date the tenant takes possession of or controls the physical use of the property.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

We maintain an allowance for estimated losses that may result from the inability of our tenants to make payments required under the terms of the lease. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and unrealized deferred rent.

Discontinued Operations

We follow the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in determining whether a property qualifies as an asset "held for sale" and should be classified as "discontinued operations". A property is classified as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to the terms that are usual and customary; (3) an active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale" and its operations are classified as discontinued operations in our consolidated statements of income. When a property is designated as "held for sale", amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. A loss is recognized for any initial adjustment of the asset's carrying amount to fair value less costs to sell in the period the asset qualifies as "held for sale". Depreciation of assets is discontinued commencing on the date they are designated as "held for sale".

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2005 to the Year Ended December 31, 2004

Rental revenues increased by $45.6 million, or 32%, to $189.3 million for 2005 compared to $143.7 million for 2004. The increase resulted primarily from the 2004 Properties being owned for a full year and the addition of the 2005 Properties.

Tenant recoveries increased by $14.1 million, or 39%, to $50.0 million for 2005 compared to $35.8 million for 2004. The increase resulted primarily from the 2004 Properties being owned for a full year and the addition of the 2005 Properties.

Other income increased by $1.3 million, or 35%, to $4.8 million for 2005 compared to $3.5 million for 2004, primarily due to an increase in miscellaneous sources of income.

Rental operating expenses increased by $16.1 million, or 42%, to $54.5 million for 2005 compared to $38.4 million for 2004. The increase resulted primarily from increases in rental operating expenses (primarily property taxes and utilities) from properties acquired, placed in service or redeveloped in 2005. The majority of the increase in rental operating expenses is recoverable from our tenants through tenant recoveries.

General and administrative expenses increased by $6.0 million, or 40%, to $21.1 million for 2005 compared to $15.1 million for 2004, primarily due to the growth in both the depth and breadth of our operations in multiple markets, including internationally, from 113 properties with approximately 7.4 million rentable square feet as of December 31, 2004 to 134 properties with approximately 8.8 million rentable square feet as of December 31, 2005 and the costs associated with continued compliance with Section 404 of the Sarbanes-Oxley Act. As a percentage of total revenues, general and administrative expenses for 2005 remained relatively consistent with 2004.

Interest expense increased by $20.4 million, or 71%, to $49.1 million for 2005 compared to $28.7 million for 2004. The increase resulted primarily from increases in indebtedness on our unsecured line of credit, unsecured term loan and secured notes payable, and increases in the floating interest rates on our unsecured line of credit, unsecured term loan and other floating rate debt. These borrowings were utilized to finance the acquisition of the 2004 and 2005 Properties, and the development and redevelopment of properties. The weighted average interest rate on our unsecured line of credit and unsecured term loan (not including the effect of interest rate swap agreements) increased from 3.72% as of December 31, 2004 to 5.68% as of December 31, 2005. We have entered into certain swap agreements to hedge a portion of our exposure to variable interest rates with our unsecured line of credit and unsecured term loan (see "Liquidity and Capital Resources – Interest Rate Swaps").

Depreciation and amortization increased by $12.9 million, or 30%, to $55.4 million for 2005 compared to $42.5 million for 2004. The increase resulted primarily from depreciation associated with the 2004 Properties being owned for a full year and the addition of the 2005 Properties.

Income from discontinued operations of $132,000 for 2005 reflects the results of operations of one property that was designated as "held for sale" as of June 30, 2005. In connection with the sale of this property in the third quarter of 2005, we recorded a gain of approximately $36,000. Income from discontinued operations of $1.8 million for 2004 primarily reflects the results of operations of one property that was designated as "held for sale" as of December 31, 2003. In connection with the sale of this property in the first quarter of 2004, we recorded a gain of approximately $1.6 million.

Comparison of the Year Ended December 31, 2004 to the Year Ended December 31, 2003

Rental revenues increased by $17.5 million, or 14%, to $143.7 million for 2004 compared to $126.2 million for 2003. The increase resulted primarily from the 2003 Properties being owned for a full year and the addition of the 2004 Properties.

Tenant recoveries increased by $3.8 million, or 12%, to $35.8 million for 2004 compared to $32.0 million for 2003. The increase resulted primarily from the 2003 Properties being owned for a full year and the addition of the 2004 Properties.

Other income increased by $1.5 million, or 71%, to $3.5 million for 2004 compared to $2.1 million for 2003, primarily due to an increase in net realized gains on investments and from an increase in miscellaneous sources of income.

Rental operating expenses increased by $5.6 million, or 17%, to $38.4 million for 2004 compared to $32.8 million for 2003. The increase resulted primarily from the 2003 Properties being owned for a full year and the addition of the 2004 Properties.

General and administrative expenses increased by $894,000, or 6%, to $15.1 million for 2004 compared to $14.2 million for 2003, mainly due to compliance with Section 404 of the Sarbanes-Oxley Act, Operation Outreach and general increases in administrative costs. Our Operation Outreach program provides financial assistance to families of activated and deployed soldiers that face considerable financial challenges and have significant financial needs. As a percentage of total revenues, general and administrative expenses for 2004 remained relatively consistent with 2003.

Interest expense increased by $2.3 million, or 9%, to $28.7 million for 2004 compared to $26.4 million for 2003. The increase resulted primarily from increases in indebtedness on our unsecured line of credit, unsecured term loan and secured notes payable, and to increases in the floating interest rates on our unsecured line of credit and unsecured term loan. These borrowings were utilized to finance the acquisition of the 2003 and 2004 Properties, and the development and redevelopment of properties. The weighted average interest rate on these borrowings (not including the effect of interest rate swap agreements) increased from 2.64% as of December 31, 2003 to 3.72% as of December 31, 2004. We have entered into certain swap agreements to hedge a portion of our exposure to variable interest rates with our unsecured line of credit and unsecured term loan (see "Liquidity and Capital Resources – Interest Rate Swaps").

Depreciation and amortization increased by $3.9 million, or 10%, to $42.5 million for 2004 compared to $38.6 million for 2003. The increase resulted primarily from depreciation associated with the 2003 Properties being owned for a full year and the addition of the 2004 Properties.

Income from discontinued operations of $1.8 million for 2004 primarily reflects the results of operations of one property that was designated as "held for sale" as of December 31, 2003. In connection with this sale, we recorded a gain of approximately $1.6 million during 2004. Income from discontinued operations of $11.3 million for 2003 primarily reflects the results of operations of three properties that were designated as "held for sale" as of December 31, 2002. In connection with the sale of these properties, we recorded a net gain of approximately $8.3 million during 2003.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Net cash provided by operating activities for 2005 increased by $55.4 million to $120.7 million compared to $65.3 million for 2004. The increase resulted primarily from increases in cash flows from our operating properties, and increases in accounts payable, accrued expenses and tenant security deposits.

Net cash used in investing activities for 2005 decreased by $15.4 million to $432.9 million compared to $448.3 million for 2004. This decrease was primarily due to decreases in additions to properties under development and land held for development, and property acquisitions, partially offset by an increase in additions to rental properties.

Net cash provided by financing activities for 2005 decreased by $68.1 million to $313.0 million compared to $381.1 million for 2004. This decrease was primarily due to decreases in the proceeds from secured notes payable and from issuances of preferred stock, an increase in the principal reductions of secured notes payable, and increases in dividends paid on common stock and preferred stock. This was partially offset by the net proceeds from issuances of common stock, a decrease in repayments of our unsecured line of credit and the decrease in redemption of preferred stock.

Off-Balance Sheet Arrangements

As of December 31, 2005, we had no off-balance sheet arrangements.

Contractual Obligations and Commitments

Contractual obligations as of December 31, 2005 consisted of the following (in thousands):

		Payments by Period			
	Total	2006	2007-2008	2009-2010	Thereafter
Secured notes payable[1]	$ 662,147	$ 44,552	$ 206,813	$ 130,637	$ 280,145
Unsecured line of credit and unsecured term loan	740,000	-	240,000	500,000	-
Ground lease obligations	62,774	1,730	3,538	3,664	53,842
Other obligations	6,248	887	1,816	1,819	1,726
Total	$ 1,471,169	$ 47,169	$ 452,167	$ 636,120	$ 335,713

(1) Excludes unamortized premiums of $4.5 million as of December 31, 2005.

Secured notes payable as of December 31, 2005 included 34 notes secured by 67 properties and three land development parcels.

In November 2005, we amended our unsecured line of credit and our unsecured term loan (see "Unsecured Line of Credit and Unsecured Term Loan" below). The unsecured line of credit matures in December 2007 and may be extended at our sole option for an additional one-year period. The unsecured term loan matures in December 2009.

Ground lease obligations as of December 31, 2005 included leases for seven of our properties and one land development parcel. These lease obligations have remaining lease terms of 27 to 50 years, exclusive of extension options.

In addition to the above, we were committed as of December 31, 2005 under the terms of contracts to complete the construction of properties under development at a remaining aggregate cost of $46.4 million.

As of December 31, 2005, we were also committed to fund approximately $20.1 million for the construction of building infrastructure improvements under the terms of leases and/or construction contracts and approximately $13.3 million for certain investments.

Tenant Security Deposits and Other Restricted Cash

Tenant security deposits and other restricted cash consisted of the following (in thousands):

December 31,	2005	2004
Funds held in trust under the terms of certain secured notes payable	**$ 13,838**	$ 11,241
Security deposit funds based on the terms of certain lease agreements	**2,047**	2,045
Other funds held in escrow	**5,128**	4,383
	$ 21,013	$ 17,669

Secured Notes Payable

Secured notes payable consisted of the following (dollars in thousands):

December 31,	2005	2004
Secured notes payable, interest rates varying from 4.32% to 8.75%, (weighted average interest rate of 6.31% and 5.67% at December 31, 2005 and 2004, respectively), maturity dates ranging from January 2006 to June 2016	**$ 662,147**	$ 635,432
Unamortized premiums	**4,519**	3,514
Total secured notes payable	**$ 666,666**	$ 638,946

Our secured notes payable generally require monthly payments of principal and interest. The total book values of properties securing debt were $848,286,000 and $776,342,000 at December 31, 2005 and 2004, respectively. At December 31, 2005, our secured notes payable were comprised of $595.9 million and $70.8 million of fixed and variable rate debt, respectively, compared to $437.2 million and $201.7 million of fixed and variable rate debt, respectively, at December 31, 2004.

The following is a summary of the scheduled principal payments for our secured notes payable and the weighted average interest rates as of December 31, 2005 (dollars in thousands):

Year	Amount	Weighted Average Interest Rate[1]
2006	**$ 44,552**	6.32%
2007	**83,623**	6.26%
2008	**123,190**	6.16%
2009	**42,084**	6.52%
2010	**88,553**	6.48%
Thereafter	**280,145**	6.24%
Subtotal	**662,147**	
Unamortized premiums	**4,519**	
Total secured notes payable	**$ 666,666**	

(1) The weighted average interest rate is calculated based on the outstanding debt as of January 1st of each year.

Unsecured Line of Credit and Unsecured Term Loan

In November 2005, we entered into an amendment to our amended and restated credit agreement to increase the maximum permitted borrowings under our unsecured credit facilities from $750 million to $1 billion consisting of a $500 million unsecured line of credit and a $500 million unsecured term loan. We may in the future elect to increase commitments under the unsecured credit facilities by up to an additional $200 million.

Borrowings under our unsecured line of credit, as amended, bear interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate plus 0.5%. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months. The unsecured line of credit matures in December 2007 and may be extended at our sole option for an additional one-year period. As of December 31, 2005, we had borrowings of $240 million outstanding on the unsecured line of credit with a weighted average interest rate of 5.69%.

Our unsecured term loan bears interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate plus 0.5%. For each LIBOR-based advance, we must elect to fix for a period of one, two, three or six months. The unsecured term loan matures in December 2009. As of December 31, 2005, we had borrowings of $500 million outstanding on the unsecured term loan with a weighted average interest rate of 5.67%.

Our unsecured line of credit and unsecured term loan contain financial covenants, including, among other things, maintenance of minimum net worth, a leverage ratio and a fixed charge coverage ratio. In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions and mergers.

Aggregate borrowings under the unsecured line of credit and unsecured term loan may be limited to an amount based on the net operating income derived from a pool of unencumbered properties. Accordingly, as we acquire or complete the development or redevelopment of additional unencumbered properties, aggregate borrowings available under the unsecured line of credit and unsecured term loan will increase

up to a maximum combined amount of $1 billion. Under these provisions as of December 31, 2005, aggregate borrowings under our unsecured line of credit and unsecured term loan were limited to $863 million.

Interest Rate Swaps

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

The following table summarizes our interest rate swap agreements as of December 31, 2005 (dollars in thousands):

Transaction Dates	Effective Dates	Notional Amounts	Effective at December 31, 2005	Interest Pay Rates	Termination Dates	Fair Values
December 2002	January 2, 2003	$ 25,000	$ 25,000	3.285%	June 30, 2006	$ 167
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006	167
December 2003	December 30, 2005	50,000	50,000	4.150%	December 29, 2006	280
December 2003	December 29, 2006	50,000	-	5.090%	October 31, 2008	(313)
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006	434
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006	434
April 2004	April 29, 2005	50,000	50,000	3.140%	April 28, 2006	230
April 2004	April 28, 2006	50,000	-	4.230%	April 30, 2007	274
April 2004	April 30, 2007	50,000	-	4.850%	April 30, 2008	(63)
June 2004	June 30, 2005	50,000	50,000	4.343%	June 30, 2007	284
December 2004	December 31, 2004	50,000	50,000	3.590%	January 2, 2008	1,129
December 2004	January 3, 2006	50,000	-	3.927%	July 1, 2008	950
May 2005	December 30, 2005	25,000	25,000	4.120%	November 30, 2006	136
May 2005	June 30, 2006	50,000	-	4.270%	June 29, 2007	250
May 2005	November 30, 2006	25,000	-	4.330%	November 30, 2007	103
May 2005	June 29, 2007	50,000	-	4.400%	June 30, 2008	162
May 2005	November 30, 2007	25,000	-	4.460%	November 28, 2008	61
May 2005	June 30, 2008	50,000	-	4.509%	June 30, 2009	112
May 2005	November 28, 2008	25,000	-	4.615%	November 30, 2009	41
December 2005	December 29, 2006	50,000	-	4.730%	November 30, 2009	17
December 2005	December 29, 2006	50,000	-	4.740%	November 30, 2009	4
December 2005	January 2, 2008	50,000	-	4.768%	December 31, 2010	8
Total Notional Amount in Effect at December 31, 2005			$ 325,000			$ 4,867

We do not believe we are exposed to a significant amount of credit risk in our interest rate swap agreements as our counterparties are established, well-capitalized financial institutions. In addition, we have entered into master derivative agreements with each counterparty. These master derivative agreements (all of which are on the standard International Swaps & Derivatives Association, Inc. form) define certain terms between us and each counterparty to address and minimize certain risks associated with our swap agreements, including a default by a counterparty.

As of December 31, 2005, our interest rate swap agreements were classified in other assets at their fair values aggregating approximately $4.9 million, with the offsetting adjustment reflected as unrealized gains in accumulated other comprehensive income in stockholders' equity. As of December 31, 2004, our interest rate swap agreements were classified in accounts payable, accrued expenses and tenant security deposits at their fair values aggregating approximately $2.1 million, with the offsetting adjustment reflected as unrealized losses in accumulated other comprehensive income in stockholders' equity. Balances in accumulated other comprehensive income are recognized in earnings as swap payments are made. During the next twelve months, we expect to reclassify $3.3 million from accumulated other comprehensive income to interest income.

Other Resources and Liquidity Requirements

In March 2005, we sold 1,437,500 shares of our common stock in an underwritten offering (including the shares issued upon exercise of the underwriter's over-allotment option). The shares were issued at a price of $62.51 per share, resulting in aggregate proceeds of approximately $89.1 million (after deducting underwriting discounts and other offering costs).

In September 2005, we sold 1,248,000 shares of our common stock in an underwritten offering (including the shares issued upon exercise of the underwriter's over-allotment option). The shares were issued at a price of $81.00 per share, resulting in net proceeds of approximately $100.3 million (after deducting underwriting discounts and other offering costs).

As of December 31, 2005, we had approximately $305 million of available capacity for future issuances of debt, equity and other securities under a shelf registration statement filed with the Securities and Exchange Commission. These securities may be issued from time to time and at our discretion based on our needs and market conditions.

In November 2005, we entered into an amendment to our existing amended and restated credit agreement. The maximum permitted borrowings under the credit facilities was increased from $750 million to $1 billion consisting of a $500 million unsecured line of credit and a $500 million unsecured term loan. We may in the future elect to increase commitments under the unsecured credit facilities by up to an additional $200 million.

We expect to continue meeting our short-term liquidity and capital requirements generally through our working capital and net cash provided by operating activities. We believe that the net cash provided by operating activities will continue to be sufficient to enable us to make distributions necessary to continue qualifying as a REIT. We also believe that net cash provided by operating activities will be sufficient to fund recurring non-revenue enhancing capital expenditures, tenant improvements and leasing commissions.

We expect to meet certain long-term liquidity requirements, such as for property acquisitions, property development and redevelopment activities, scheduled debt maturities, expansions and other non-recurring capital improvements, through net cash provided by operating activities, long-term secured and unsecured indebtedness, including borrowings under the unsecured line of credit and unsecured term loan, and the issuance of additional debt and/or equity securities.

Exposure to Environmental Liabilities

In connection with the acquisition of all of our properties, we have obtained Phase I environmental assessments to ascertain the existence of any environmental liabilities or other issues. The Phase I environmental assessments of our properties have not revealed any environmental liabilities that we believe would have a material adverse effect on our financial condition or results of operations taken as a whole, nor are we aware of any material environmental liabilities that have occurred since the Phase I environmental assessments were completed. In addition, we carry a policy of pollution legal liability insurance covering exposure to certain environmental losses at all of our properties.

CAPITAL EXPENDITURES, TENANT IMPROVEMENTS AND LEASING COSTS

The following table shows total and weighted average per square foot property-related capital expenditures, tenant improvements and leasing costs (all of which are added to the basis of the properties) related to our life science properties (excluding capital expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing or related to properties that have undergone redevelopment) for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, attributable to leases that commenced at our properties after our acquisition:

	Total Weighted Average	2005	2004	2003	2002	2001
CAPITAL EXPENDITURES:[1]						
Major capital expenditures	**$ 6,807,000**	$ 972,000	$ 2,628,000[2]	$ 1,632,000[3]	$ 959,000	$ 616,000
Recurring capital expenditures	**$ 5,460,000**	$ 1,278,000	$ 1,243,000	$ 853,000	$ 1,472,000[4]	$ 614,000
Weighted average square feet in portfolio	**30,591,968**	8,128,690	6,123,807	5,708,635	5,499,660	5,131,176
Per weighted average square foot in portfolio						
Major capital expenditures	**$ 0.22**	$ 0.12	$ 0.43[2]	$ 0.29[3]	$ 0.17	$ 0.12
Recurring capital expenditures	**$ 0.18**	$ 0.16	$ 0.20	$ 0.15	$ 0.27[4]	$ 0.12
TENANT IMPROVEMENTS AND LEASING COSTS:						
Retenanted space[5]						
Tenant improvements and leasing costs	**$ 4,891,000**	$ 324,000	$ 713,000	$ 2,890,000	$ 498,000	$ 466,000
Retenanted square feet	**991,992**	130,887	142,814	248,488	318,642	151,161[5]
Per square foot leased of retenanted space	**$ 4.93**	$ 2.48	$ 4.99	$ 11.63	$ 1.56	$ 3.08
Renewal space						
Tenant improvements and leasing costs	**$ 2,797,000**	$ 778,000	$ 937,000	$ 105,000	$ 526,000	$ 451,000
Renewal square feet	**2,184,863**	666,058	558,874	271,236	255,978	432,717
Per square foot leased of renewal space	**$ 1.28**	$ 1.17	$ 1.68	$ 0.39	$ 2.05	$ 1.04

(1) Property-related capital expenditures include all major capital and recurring capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures, or costs related to the redevelopment of a property. Major capital expenditures consisted of roof replacements and HVAC systems that are typically identified and considered at the time a property is acquired. Major capital expenditures for 2003 also included one-time costs related to the implementation of our national branding and signage program. Recurring capital expenditures exclude major capital expenditures.

(2) Major capital expenditures for 2004 included a one-time HVAC system upgrade at one property totaling $1,551,000 or $0.25 per square foot.

(3) Major capital expenditures for 2003 included $1,072,000 or $0.19 per square foot in one-time costs related to the implementation of our national branding and signage program.

(4) Recurring capital expenditures for 2002 included $552,000 or $0.10 per square foot related to a fully leased property in San Diego, California that underwent substantial renovation in 2002.

(5) Excludes space that has undergone redevelopment before retenanting.

Capital expenditures fluctuate in any given period due to the nature, extent and timing of improvements required and the extent to which they are recoverable from our tenants. Approximately 89% of our leases provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we maintain an active preventative maintenance program at each of our properties to minimize capital expenditures.

Tenant improvements and leasing costs also fluctuate in any given year depending upon factors such as the timing and extent of vacancies, property age, location and characteristics, the type of lease (renewal tenant or retenanted space), the involvement of external leasing agents and overall competitive market conditions.

INFLATION

As of December 31, 2005, approximately 85% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses, including increases thereto. In addition, as of December 31, 2005, approximately 6% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses. Approximately 90% of our leases (on a square footage basis) contained effective annual rent escalations that are either fixed (generally ranging from 3% to 3.5%) or indexed based on the consumer price index or another index. Accordingly, we do not believe that our earnings or cash flow from real estate operations are subject to any significant risk from inflation. An increase in inflation, however, could result in an increase in the cost of our variable rate borrowings, including our unsecured line of credit and unsecured term loan.

FUNDS FROM OPERATIONS

GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. (See "Liquidity and Capital Resources – Cash Flows" above for information regarding these measures of cash flow.)

The following table presents a reconciliation of net income available to common stockholders to funds from operations available to common stockholders for the year ended December 31, (in thousands):

December 31,	2005	2004
Net income available to common stockholders[1]	$ 47,343	$ 45,724
Add:		
Depreciation and amortization[2]	55,416	42,523
Minority interest	634	-
Less:		
Gain on sales of property[3]	(36)	(1,627)
FFO allocable to minority interest	(668)	-
Funds from operations available to common stockholders	$ 102,689	$ 86,620

(1) During the second quarter of 2004, we elected to redeem the 9.50% Series A cumulative redeemable preferred stock. Accordingly, in compliance with Emerging Issues Task Force Topic D-42, we recorded a charge of $1,876,000, or $0.10 per common share (diluted) in the second quarter of 2004 for costs related to the redemption of the Series A preferred stock.

(2) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(3) Gain on sales of property relates to the disposition of one property in the Southeast market during the third quarter of 2005 and the disposition of one property in the Suburban Washington D.C. market during the first quarter of 2004. Gain on sales of property is included in the income statement in income from discontinued operations, net.

PROPERTY AND LEASE INFORMATION

The following table is a summary of our properties as of December 31, 2005 (dollars in thousands):

Markets	Number of Properties	Rentable Square Feet	Annualized Base Rent	Occupancy Percentages
California – Pasadena	1	31,343	$ 793	100.0%
California – San Diego	23	1,070,477	27,509	92.2%
California – San Francisco Bay	15	1,043,737	30,583	96.5%
Eastern Massachusetts	22	1,263,077	34,603	93.6%
New Jersey/Suburban Philadelphia	7	458,623	7,900	98.5%
Southeast	8	432,127	7,460	[1]85.9%
Suburban Washington D.C.	31	2,439,146	46,936	[2]93.0%
Washington – Seattle	9	780,211	23,081	87.8%
International – Canada	3	296,362	6,223	100.0%
Total Operating Properties	119	7,815,103	$ 185,088	[2]93.2%
Properties Under Redevelopment	15	1,009,266	$ 14,662	45.7%
Total Properties	134	8,824,369	$ 199,750	[2]87.7%

(1) Substantially all of the vacant space is office or warehouse space.

(2) Excluding one lease for approximately 103,000 square feet that terminated in the fourth quarter of 2005, occupancy percentages for Suburban Washington D.C., total operating properties and total properties would have been 97.2%, 94.5% and 88.9%, respectively.

The following table summarizes information with respect to the lease expirations at our properties as of December 31, 2005:

Year of Lease Expiration	Number of Expiring Leases	Square Footage of Expiring Leases	Percentage of Aggregate Leased Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2006	79[(1)]	924,223	11.9%	$ 24.98
2007	39	786,824	10.2%	$ 26.30
2008	27	630,784	8.1%	$ 26.24
2009	26	492,926	6.4%	$ 21.77
2010	33	740,788	9.6%	$ 22.40
Thereafter	79	4,165,798	53.8%	$ 26.91

(1) Includes month-to-month leases for approximately 56,000 square feet.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which we believe we are exposed is interest rate risk, which may result from many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, caps, floors and other interest rate exchange contracts. The use of these types of instruments to hedge a portion of our exposure to changes in interest rates carries additional risks, such as counter-party credit risk and the legal enforceability of hedging contracts.

Our future earnings and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR. However, our interest rate swap agreements are intended to reduce the effects of interest rate changes. Based on interest rates at, and our swap agreements in effect on, December 31, 2005 and 2004, we estimate that a 1% increase in interest rates on our variable debt, including our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate swap agreements, would decrease annual future earnings by approximately $2.1 million and $2.0 million, respectively. We further estimate that a 1% decrease in interest rates on our variable debt, including our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate swap agreements in effect on December 31, 2005 and 2004, would increase annual future earnings by approximately $2.1 million and $2.0 million, respectively. A 1% increase in interest rates on our secured debt and interest rate swap agreements would decrease their aggregate fair values by approximately $36.8 million and $27.2 million at December 31, 2005 and 2004, respectively. A 1% decrease in interest rates on our secured debt and interest rate swap agreements would increase their aggregate fair values by approximately $38.4 million and $28.4 million at December 31, 2005 and 2004, respectively.

These amounts are determined by considering the impact of the hypothetical interest rates on our borrowing cost and our interest rate swap agreements in effect on December 31, 2005 and 2004. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, we would consider taking actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure.

We have exposure to equity price market risk because of our equity investments in certain publicly-traded companies and privately held entities. We classify investments in publicly-traded companies as available-for-sale and, consequently, record them on our balance sheets at fair value with unrealized gains or losses reported as a component of comprehensive income or loss. Investments in privately held entities are generally accounted for under the cost method because we do not influence any of the operating or financial policies of the entities in which we invest. For all investments, we recognize other than temporary declines in value against earnings in the same period the decline in value was deemed to have occurred. There is no assurance that future declines in values will not have a material adverse impact on our future results of operations. By way of example, a 10% decrease in the fair value of our equity investments as of December 31, 2005 and 2004 would decrease their fair values by approximately $8.2 million and $6.7 million, respectively.

We have exposure to foreign currency exchange rate market risk related to our wholly-owned subsidiaries operating in Canada. The functional currency of our foreign subsidiaries operating in Canada is the local currency, the Canadian dollar. Gains or losses resulting from the translation of our foreign subsidiaries' balance sheets and income statements are included in accumulated other comprehensive income as a separate component of stockholders' equity. Gains or losses will be reflected in our income statement when there is a sale or partial sale of out investment in these operations or upon a complete or substantially complete liquidation of the investment.

CONSOLIDATED BALANCE SHEETS>

Alexandria Real Estate Equities, Inc. and Subsidiaries

December 31, (Dollars in thousands, except per share amounts)	2005	2004
ASSETS		
Rental properties, net	$ 1,788,818	$ 1,427,853
Properties under development and land held for development	329,338	252,249
Cash and cash equivalents	3,911	3,158
Tenant security deposits and other restricted cash	21,013	17,669
Tenant receivables	4,764	2,542
Deferred rent	54,573	43,166
Investments	82,010	67,419
Other assets	78,023	58,228
Total assets	$ 2,362,450	$ 1,872,284
LIABILITIES AND STOCKHOLDERS' EQUITY		
Secured notes payable	$ 666,666	$ 638,946
Unsecured line of credit and unsecured term loan	740,000	548,000
Accounts payable, accrued expenses and tenant security deposits	86,391	48,581
Dividends payable	19,478	16,284
Total liabilities	1,512,535	1,251,811
Commitments and contingencies		
Minority interest	20,115	-
Stockholders' equity:		
9.10% Series B cumulative redeemable preferred stock, $0.01 par value per share, 2,300,000 shares authorized; 2,300,000 shares issued and outstanding at December 31, 2005 and 2004; $25.00 liquidation value per share	57,500	57,500
8.375% Series C cumulative redeemable preferred stock, $0.01 par value per share, 5,750,000 shares authorized; 5,185,500 shares issued and outstanding at December 31, 2005 and 2004; $25.00 liquidation value per share	129,638	129,638
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 22,441,294 and 19,594,418 shares issued and outstanding at December 31, 2005 and 2004, respectively	224	196
Additional paid-in capital	607,405	414,028
Retained earnings	-	5,267
Accumulated other comprehensive income	35,033	13,844
Total stockholders' equity	829,800	620,473
Total liabilities and stockholders' equity	$ 2,362,450	$ 1,872,284

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME>

Alexandria Real Estate Equities, Inc. and Subsidiaries

Year Ended December 31, (Dollars in thousands, except per share amounts)	2005	2004	2003
REVENUES			
Rental	$ 189,312	$ 143,700	$ 126,236
Tenant recoveries	49,974	35,840	32,050
Other income	4,798	3,541	2,068
	244,084	183,081	160,354
EXPENSES			
Rental operations	54,540	38,394	32,770
General and administrative	21,094	15,105	14,211
Interest	49,116	28,670	26,416
Depreciation and amortization	55,399	42,476	38,598
	180,149	124,645	111,995
Minority interest	634	-	-
Income from continuing operations	63,301	58,436	48,359
Income from discontinued operations, net	132	1,759	11,284
Net income	$ 63,433	$ 60,195	$ 59,643
Dividends on preferred stock	16,090	12,595	8,898
Preferred stock redemption charge	-	1,876	-
Net income available to common stockholders	$ 47,343	$ 45,724	$ 50,745
Earnings per share – basic			
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.25	$ 2.28	$ 2.08
Discontinued operations, net	$ 0.01	$ 0.09	$ 0.59
Earnings per share – basic	$ 2.26	$ 2.37	$ 2.67
Earnings per share – diluted			
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.21	$ 2.24	$ 2.05
Discontinued operations, net	$ 0.01	$ 0.09	$ 0.59
Earnings per share – diluted	$ 2.22	$ 2.33	$ 2.64
Weighted average shares of common stock outstanding			
Basic	20,948,915	19,315,364	18,993,856
Diluted	21,316,886	19,658,759	19,247,790

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY>

Alexandria Real Estate Equities, Inc. and Subsidiaries

(Dollars in thousands)	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT DECEMBER 31, 2002	**$ 38,588**	**$ 57,500**	**$ -**	**18,973,957**	**$ 190**	**$ 398,399**	**$ -**	**$ (8,824)**	**$ 485,853**
Net income	-	-	-	-	-	-	59,643	-	59,643
Unrealized gain on marketable securities	-	-	-	-	-	-	-	610	610
Unrealized gain on swap agreements	-	-	-	-	-	-	-	2,739	2,739
Comprehensive income	-	-	-	-	-	-	-	-	62,992
Issuances pursuant to Stock Plan (options and awards)	-	-	-	290,066	3	9,295	-	-	9,298
Dividends declared on preferred stock	-	-	-	-	-	-	(8,898)	-	(8,898)
Dividends declared on common stock	-	-	-	-	-	-	(42,110)	-	(42,110)
BALANCE AT DECEMBER 31, 2003	**38,588**	**57,500**	**-**	**19,264,023**	**193**	**407,694**	**8,635**	**(5,475)**	**507,135**
Net income	-	-	-	-	-	-	60,195	-	60,195
Unrealized gain on marketable securities	-	-	-	-	-	-	-	15,110	15,110
Unrealized gain on swap agreements	-	-	-	-	-	-	-	4,209	4,209
Comprehensive income	-	-	-	-	-	-	-	-	79,514
Issuance of Series C preferred stock, net of offering costs	-	-	129,638	-	-	(5,629)	-	-	124,009
Redemption of Series A preferred stock	(38,588)	-	-	-	-	1,876	(1,876)	-	(38,588)
Issuances pursuant to Stock Plan (options and awards)	-	-	-	330,395	3	10,087	-	-	10,090
Dividends declared on preferred stock	-	-	-	-	-	-	(12,595)	-	(12,595)
Dividends declared on common stock	-	-	-	-	-	-	(49,092)	-	(49,092)
BALANCE AT DECEMBER 31, 2004	**-**	**57,500**	**129,638**	**19,594,418**	**196**	**414,028**	**5,267**	**13,844**	**620,473**
Net income	-	-	-	-	-	-	63,433	-	63,433
Unrealized gain on marketable securities	-	-	-	-	-	-	-	12,439	12,439
Unrealized gain on swap agreements	-	-	-	-	-	-	-	6,957	6,957
Foreign currency translation	-	-	-	-	-	-	-	1,793	1,793
Comprehensive income	-	-	-	-	-	-	-	-	84,622
Issuance of common stock, net of offering costs	-	-	-	2,685,500	27	189,344	-	-	189,371
Issuances pursuant to Stock Plan (options and awards)	-	-	-	161,376	1	10,929	-	-	10,930
Dividends declared on preferred stock	-	-	-	-	-	-	(16,090)	-	(16,090)
Dividends declared on common stock	-	-	-	-	-	(6,896)	(52,610)	-	(59,506)
BALANCE AT DECEMBER 31, 2005	**$ -**	**$ 57,500**	**$ 129,638**	**22,441,294**	**$ 224**	**$ 607,405**	**$ -**	**$ 35,033**	**$ 829,800**

See accompanying notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM>

Alexandria Real Estate Equities, Inc. and Subsidiaries

To the Board of Directors and Stockholders of Alexandria Real Estate Equities, Inc.

We have audited management's assessment, included in the accompanying Annual Management's Report on Internal Control Over Financial Reporting, that Alexandria Real Estate Equities, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005, and our report dated March 9, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Los Angeles, California
March 9, 2006

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING>

Alexandria Real Estate Equities, Inc. and Subsidiaries

The management of Alexandria Real Estate Equities, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements. Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in "Internal Control-Integrated Framework". Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 31, 2005. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report on the preceding page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM>

Alexandria Real Estate Equities, Inc. and Subsidiaries

To the Board of Directors and Stockholders of Alexandria Real Estate Equities, Inc.

We have audited the accompanying consolidated balance sheets of Alexandria Real Estate Equities, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alexandria Real Estate Equities, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2006, expressed an unqualified opinion thereon.

Ernst & Young LLP

Los Angeles, California
March 9, 2006

CONSOLIDATED BALANCE SHEETS>

Alexandria Real Estate Equities, Inc. and Subsidiaries

December 31, (Dollars in thousands, except per share amounts)	2005	2004
ASSETS		
Rental properties, net	$ 1,788,818	$ 1,427,853
Properties under development and land held for development	329,338	252,249
Cash and cash equivalents	3,911	3,158
Tenant security deposits and other restricted cash	21,013	17,669
Tenant receivables	4,764	2,542
Deferred rent	54,573	43,166
Investments	82,010	67,419
Other assets	78,023	58,228
Total assets	$ 2,362,450	$ 1,872,284
LIABILITIES AND STOCKHOLDERS' EQUITY		
Secured notes payable	$ 666,666	$ 638,946
Unsecured line of credit and unsecured term loan	740,000	548,000
Accounts payable, accrued expenses and tenant security deposits	86,391	48,581
Dividends payable	19,478	16,284
Total liabilities	1,512,535	1,251,811
Commitments and contingencies		
Minority interest	20,115	-
Stockholders' equity:		
9.10% Series B cumulative redeemable preferred stock, $0.01 par value per share, 2,300,000 shares authorized; 2,300,000 shares issued and outstanding at December 31, 2005 and 2004; $25.00 liquidation value per share	57,500	57,500
8.375% Series C cumulative redeemable preferred stock, $0.01 par value per share, 5,750,000 shares authorized; 5,185,500 shares issued and outstanding at December 31, 2005 and 2004; $25.00 liquidation value per share	129,638	129,638
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 22,441,294 and 19,594,418 shares issued and outstanding at December 31, 2005 and 2004, respectively	224	196
Additional paid-in capital	607,405	414,028
Retained earnings	-	5,267
Accumulated other comprehensive income	35,033	13,844
Total stockholders' equity	829,800	620,473
Total liabilities and stockholders' equity	$ 2,362,450	$ 1,872,284

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME>

Alexandria Real Estate Equities, Inc. and Subsidiaries

Year Ended December 31, (Dollars in thousands, except per share amounts)	2005	2004	2003
REVENUES			
Rental	$ 189,312	$ 143,700	$ 126,236
Tenant recoveries	49,974	35,840	32,050
Other income	4,798	3,541	2,068
	244,084	183,081	160,354
EXPENSES			
Rental operations	54,540	38,394	32,770
General and administrative	21,094	15,105	14,211
Interest	49,116	28,670	26,416
Depreciation and amortization	55,399	42,476	38,598
	180,149	124,645	111,995
Minority interest	634	-	-
Income from continuing operations	63,301	58,436	48,359
Income from discontinued operations, net	132	1,759	11,284
Net income	$ 63,433	$ 60,195	$ 59,643
Dividends on preferred stock	16,090	12,595	8,898
Preferred stock redemption charge	-	1,876	-
Net income available to common stockholders	$ 47,343	$ 45,724	$ 50,745
Earnings per share – basic			
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.25	$ 2.28	$ 2.08
Discontinued operations, net	$ 0.01	$ 0.09	$ 0.59
Earnings per share – basic	$ 2.26	$ 2.37	$ 2.67
Earnings per share – diluted			
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.21	$ 2.24	$ 2.05
Discontinued operations, net	$ 0.01	$ 0.09	$ 0.59
Earnings per share – diluted	$ 2.22	$ 2.33	$ 2.64
Weighted average shares of common stock outstanding			
Basic	20,948,915	19,315,364	18,993,856
Diluted	21,316,886	19,658,759	19,247,790

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY>

Alexandria Real Estate Equities, Inc. and Subsidiaries

(Dollars in thousands)	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT DECEMBER 31, 2002	**$ 38,588**	**$ 57,500**	**$ -**	**18,973,957**	**$ 190**	**$ 398,399**	**$ -**	**$ (8,824)**	**$ 485,853**
Net income	-	-	-	-	-	-	59,643	-	59,643
Unrealized gain on marketable securities	-	-	-	-	-	-	-	610	610
Unrealized gain on swap agreements	-	-	-	-	-	-	-	2,739	2,739
Comprehensive income	-	-	-	-	-	-	-	-	62,992
Issuances pursuant to Stock Plan (options and awards)	-	-	-	290,066	3	9,295	-	-	9,298
Dividends declared on preferred stock	-	-	-	-	-	-	(8,898)	-	(8,898)
Dividends declared on common stock	-	-	-	-	-	-	(42,110)	-	(42,110)
BALANCE AT DECEMBER 31, 2003	**38,588**	**57,500**	**-**	**19,264,023**	**193**	**407,694**	**8,635**	**(5,475)**	**507,135**
Net income	-	-	-	-	-	-	60,195	-	60,195
Unrealized gain on marketable securities	-	-	-	-	-	-	-	15,110	15,110
Unrealized gain on swap agreements	-	-	-	-	-	-	-	4,209	4,209
Comprehensive income	-	-	-	-	-	-	-	-	79,514
Issuance of Series C preferred stock, net of offering costs	-	-	129,638	-	-	(5,629)	-	-	124,009
Redemption of Series A preferred stock	(38,588)	-	-	-	-	1,876	(1,876)	-	(38,588)
Issuances pursuant to Stock Plan (options and awards)	-	-	-	330,395	3	10,087	-	-	10,090
Dividends declared on preferred stock	-	-	-	-	-	-	(12,595)	-	(12,595)
Dividends declared on common stock	-	-	-	-	-	-	(49,092)	-	(49,092)
BALANCE AT DECEMBER 31, 2004	**-**	**57,500**	**129,638**	**19,594,418**	**196**	**414,028**	**5,267**	**13,844**	**620,473**
Net income	-	-	-	-	-	-	63,433	-	63,433
Unrealized gain on marketable securities	-	-	-	-	-	-	-	12,439	12,439
Unrealized gain on swap agreements	-	-	-	-	-	-	-	6,957	6,957
Foreign currency translation	-	-	-	-	-	-	-	1,793	1,793
Comprehensive income	-	-	-	-	-	-	-	-	84,622
Issuance of common stock, net of offering costs	-	-	-	2,685,500	27	189,344	-	-	189,371
Issuances pursuant to Stock Plan (options and awards)	-	-	-	161,376	1	10,929	-	-	10,930
Dividends declared on preferred stock	-	-	-	-	-	-	(16,090)	-	(16,090)
Dividends declared on common stock	-	-	-	-	-	(6,896)	(52,610)	-	(59,506)
BALANCE AT DECEMBER 31, 2005	**$ -**	**$ 57,500**	**$ 129,638**	**22,441,294**	**$ 224**	**$ 607,405**	**$ -**	**$ 35,033**	**$ 829,800**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS>

Alexandria Real Estate Equities, Inc. and Subsidiaries

Year Ended December 31, (In thousands)	2005	2004	2003
OPERATING ACTIVITIES			
Net income	$ **63,433**	$ 60,195	$ 59,643
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in income related to investments	**(483)**	(208)	(306)
Realized (gain)/loss on sales of investments	**(1,811)**	(2,228)	(230)
(Gain)/loss on sales of property	**(36)**	(1,627)	(8,286)
Minority interest	**634**	-	-
Depreciation and amortization	**55,416**	42,523	38,901
Amortization of loan fees and costs	**6,666**	2,374	2,133
Amortization of premiums on secured notes payable	**(1,089)**	(161)	(290)
Stock compensation expense	**5,136**	2,470	2,734
Changes in operating assets and liabilities:			
Tenant security deposits and other restricted cash	**(3,344)**	(6,612)	(3,037)
Tenant receivables	**(2,214)**	(573)	672
Deferred rent	**(14,904)**	(11,671)	(6,826)
Other assets	**(26,586)**	(18,261)	(10,828)
Accounts payable, accrued expenses and tenant security deposits	**39,860**	(905)	31
Net cash provided by operating activities	**120,678**	65,316	74,311
INVESTING ACTIVITIES			
Purchase of rental properties	**(223,862)**	(251,091)	(48,729)
Proceeds from sales of rental properties	**1,182**	5,454	42,376
Additions to rental properties	**(92,417)**	(70,248)	(48,264)
Additions to properties under development and land held for development	**(117,945)**	(129,620)	(78,327)
Additions to investments	**(10,367)**	(7,993)	(8,818)
Proceeds from investments	**10,509**	5,246	2,488
Net cash used in investing activities	**(432,900)**	(448,252)	(139,274)

Year Ended December 31, (In thousands)	2005	2004	2003
FINANCING ACTIVITIES			
Proceeds from secured notes payable	**153,398**	198,400	64,667
Proceeds from issuances of common stock	**189,371**	-	-
Proceeds from issuance of preferred stock	-	124,009	-
Redemption of Series A preferred stock	-	(38,588)	-
Proceeds from exercise of stock options	**4,291**	7,094	5,941
Borrowings from unsecured line of credit and unsecured term loan	**515,000**	490,000	310,083
Repayments of unsecured line of credit	**(323,000)**	(331,000)	(259,083)
Principal reductions of secured notes payable	**(153,015)**	(10,376)	(6,125)
Dividends paid on common stock	**(56,312)**	(47,333)	(40,427)
Dividends paid on preferred stock	**(16,090)**	(11,097)	(8,898)
Distributions to minority interest	**(668)**	-	-
Net cash provided by financing activities	**312,975**	381,109	66,158
Net increase (decrease) in cash and cash equivalents	**753**	(1,827)	1,195
Cash and cash equivalents at beginning of year	**3,158**	4,985	3,790
Cash and cash equivalents at end of year	$ **3,911**	$ 3,158	$ 4,985
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest, net of interest capitalized	$ **39,292**	$ 28,714	$ 28,143

See accompanying notes.

NOTE 1. BACKGROUND

References to the "Company", "we", "our" and "us" refer to Alexandria Real Estate Equities, Inc. and its subsidiaries.

Alexandria Real Estate Equities, Inc. is a real estate investment trust ("REIT") formed in 1994. We are engaged principally in the ownership, operation, management, acquisition, and selective redevelopment and development of properties containing office/laboratory space. We refer to these properties as "life science properties". Our life science properties are designed and improved for lease primarily to institutional (universities and not-for-profit institutions), pharmaceutical, biotechnology, life science product, service, biodefense and translational research entities, as well as government agencies. As of December 31, 2005, we had 134 properties (131 properties located in nine states and three properties located in Canada) with approximately 8.8 million rentable square feet of office/laboratory space, compared to 113 properties in nine states with approximately 7.4 million rentable square feet of office/laboratory space as of December 31, 2004.

As of December 31, 2005, approximately 85% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses, including increases thereto. In addition, as of December 31, 2005, approximately 6% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses. Additionally, as of December 31, 2005, approximately 89% of our leases (on a square footage basis) provided for the recapture of certain capital expenditures and approximately 90% of our leases (on a square footage basis) contained effective annual rent escalations that are either fixed or indexed based on the consumer price index or another index. The information provided in this paragraph is unaudited.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Alexandria Real Estate Equities, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

We hold interests, together with certain third parties, in a limited partnership and in a limited liability company which we consolidate in our financial statements. Such interests are subject to provisions of FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities", FASB Emerging Issues Task Force Issue No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", and AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures". Based on the provisions set forth in these rules, we consolidate the limited partnership and limited liability company because we exercise significant control over major decisions by these entities, such as investment activity and changes in financing.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, tenant receivables, unsecured line of credit and unsecured term loan, and accounts payable, accrued expenses and tenant security deposits approximate fair value.

The fair value of our secured notes payable was estimated using discounted cash flows analyses based on borrowing rates we believe we could obtain with similar terms and maturities. As of December 31, 2005 and 2004, the fair values of our secured notes payable were approximately $682,835,000 and $652,100,000, respectively.

Operating Segments

We view our operations as principally one segment and the financial information disclosed herein represents all of the financial information related to our principal operating segment.

International Operations

The functional currency for our subsidiaries operating in the United States is the U.S. dollar. During 2005, we acquired three operating properties in Canada through wholly-owned Canadian subsidiaries. The functional currency for our foreign subsidiaries operating in Canada is the local currency, the Canadian dollar. The assets and liabilities of our foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect as of the financial statement date. Income statement accounts of our foreign subsidiaries are translated using the average exchange rate for the period presented. Gains resulting from the translation are included in accumulated other comprehensive income as a separate component of stockholders' equity.

The appropriate amounts of exchange gains or losses included in accumulated other comprehensive income are reflected in income when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment.

Rental Properties, Properties Under Development and Land Held for Development

In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations", we perform the following procedures when making an allocation of the purchase price of real estate: (1) estimate the value of the real estate as of the acquisition date on an "as if vacant" basis; (2) allocate the "as if vacant" value among land, land improvements, buildings, building improvements, tenant improvements and equipment; (3) calculate the value of the intangibles as the difference between the "as if vacant" value

and the purchase price; and (4) allocate the intangible value to above, below and at-market leases, origination costs associated with in-place leases, tenant relationships and other intangible assets.

The values allocated to land improvements, buildings, building improvements, tenant improvements and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, 40 years for buildings and building improvements, the respective lease term for tenant improvements and the estimated useful life for equipment. The values of above and below market leases are amortized over the life of the related lease and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The values of at-market leases and origination costs are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets and amortized over the remaining life of the lease.

Rental properties, properties under development and land held for development are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying amount to its estimated fair value.

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34") and Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("SFAS 67"), we capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development or construction of a project. Pursuant to SFAS 34 and SFAS 67, capitalization of construction, development and redevelopment costs are required while activities are ongoing to prepare an asset for its intended use. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Costs previously capitalized related to abandoned acquisitions or development opportunities are written off. Should development activity cease, a portion of interest, property taxes, insurance and certain costs would no longer be eligible for capitalization, and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we classify a property as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to the terms that are usual and customary; (3) an active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When the property is classified as "held for sale", its operations are classified as discontinued operations in our consolidated statements of income. When a property is designated as "held for sale", amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. A loss is recognized for any initial adjustment of the asset's carrying amount to fair value less costs to sell in the period the asset qualifies as "held for sale". Depreciation of assets is discontinued commencing on the date they are designated as "held for sale".

Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Tenant Security Deposits and Other Restricted Cash

Tenant security deposits and other restricted cash consisted of the following (in thousands):

December 31,	2005	2004
Funds held in trust under the terms of certain secured notes payable	$13,838	$11,241
Security deposit funds based on the terms of certain lease agreements	2,047	2,045
Other funds held in escrow	5,128	4,383
	$ 21,013	$17,669

Investments

We hold equity investments in certain publicly-traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly-traded companies are considered "available for sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and are recorded at fair value. Fair value has been determined as the closing trading price at the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. The classification of investments under SFAS 115 is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with realized gains and losses included in other income in the accompanying consolidated statements of income.

Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18") and Emerging Issues Task Force Topic D-46, "Accounting for Limited Partnership Investments" ("EITF Topic D-46"). Under the equity method we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment.

For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other than temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements.

Leasing Costs

Costs directly related and essential to our leasing activities are capitalized and amortized on a straight-line basis over the term of the related lease. Costs that were previously capitalized and which related to unsuccessful leasing opportunities are written off. Leasing costs, net of related amortization, totaled $32,924,000 and $29,747,000 as of December 31, 2005 and 2004, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Loan Fees and Costs

Fees and costs incurred in obtaining long-term financing are amortized over the terms of the related loans and included in interest expense in the accompanying consolidated statements of income. Loan fees and costs, net of related amortization, totaled $14,789,000 and $14,075,000 as of December 31, 2005 and 2004, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Interest Rate Swaps

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" establishes accounting and reporting standards for derivative financial instruments such as our interest rate swap agreements. All of our interest rate swap agreements meet the criteria to be deemed "highly effective" under SFAS 133 in reducing our exposure to variable interest rates. In accordance with SFAS 133, we formally document all relationships between interest rate swap agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. Accordingly, we have categorized these instruments as cash flow hedges. We make an assessment at the inception of each interest rate swap agreement and on an ongoing basis to determine whether these instruments are highly effective in offsetting changes in cash flows associated with the hedged items. The ineffective portion of each interest rate swap agreement is immediately recognized in earnings. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective", the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

Pursuant to SFAS 133, interest rate swaps are reflected at their estimated fair values in the accompanying consolidated balance sheets. We use a variety of methods and assumptions based on market conditions and risks existing at each balance sheet date to determine the fair values of our interest rate swap agreements. These methods of assessing fair value result in a general approximation of value.

We do not believe we are exposed to a significant amount of credit risk in our interest rate swap agreements as our counterparties are established, well-capitalized financial institutions.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consisted of the following (in thousands):

December 31,	2005	2004
Unrealized gain on marketable securities	$ 28,373	$ 15,934
Unrealized gain (loss) on interest rate swap agreements	4,867	(2,090)
Unrealized foreign currency translation gain	1,793	-
	$ 35,033	$ 13,844

Rental Income and Tenant Recoveries

Rental income from leases with scheduled rent increases, free rent, incentives and other rent adjustments are recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included as unearned rent in accounts payable, accrued expenses and tenant security deposits in the accompanying consolidated balance sheets. We commence recognition of rental income at the date the tenant takes possession of or controls the physical use of the property.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

We maintain an allowance for estimated losses that may result from the inability of our tenants to make required payments. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and unrealized deferred rent. As of December 31, 2005 and 2004, we had no allowance for doubtful accounts.

Interest Income

Interest income was $578,000, $181,000 and $108,000 in 2005, 2004 and 2003, respectively, and is included in other income in the accompanying consolidated statements of income.

Income Taxes

As a REIT, we are not subject to federal income taxation as long as we meet a number of organizational and operational requirements and make distributions greater than or equal to 100% of our taxable income to our stockholders. Since we believe we have met these requirements and our distributions exceeded taxable income, no federal income tax provision has been reflected in the accompanying consolidated financial statements for the years ended December 31, 2005, 2004 and 2003. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates.

During 2005, 2004 and 2003, we declared dividends on our common stock of $2.72, $2.52 and $2.20 per share, respectively. During 2004 and 2003, we declared dividends on our Series A cumulative redeemable preferred stock of $1.72847 and $2.375 per share, respectively. During 2005, 2004 and 2003, we declared dividends on our Series B cumulative redeemable preferred stock of $2.275, $2.275 and $2.275, respectively. During 2005 and 2004, we declared dividends on our Series C cumulative redeemable preferred stock of $2.09375 and $0.61649 per share, respectively. See Note 11, Preferred Stock and Excess Stock.

The tax treatment of distributions on common stock paid in 2005 is as follows: (1) 71.8% ordinary dividend, (2) 24.1% return of capital, (3) 3.9% capital gain at 15%, and (4) 0.2% Section 1250 capital gain at 25%. The tax treatment of distributions paid in 2004 is as follows: (1) 76.8% ordinary dividend, (2) 19.8% return of capital, (3) 2.4% capital gain at 15%, and (4) 1.0% Section 1250 capital gain at 25%. The information provided in this paragraph is unaudited.

Earnings Per Share, Dividends Declared and Preferred Stock Redemption Cost

The following table shows the computation of earnings per share, and dividends declared per common share:

Year Ended December 31, (Dollars in thousands, except per share amounts)	2005	2004	2003
Net income available to common stockholders	$ 47,343	$ 45,724	$ 50,745
Weighted average shares of common stock outstanding - basic	20,948,915	19,315,364	18,993,856
Add: dilutive effect of stock options and stock grants	367,971	343,395	253,934
Weighted average shares of common stock outstanding - diluted	21,316,886	19,658,759	19,247,790
Earnings per share-basic	$ 2.26	$ 2.37	$ 2.67
Earnings per share-diluted	$ 2.22	$ 2.33	$ 2.64
Dividends declared per common share	$ 2.72	$ 2.52	$ 2.20

Emerging Issues Task Force Topic D-42, "The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock" ("EITF Topic D-42") provides, among other things, that any excess of (1) the fair value of the consideration transferred to the holders of preferred stock redeemed over (2) the carrying amount of the preferred stock, should be subtracted from net earnings to determine net income available to common stockholders in the calculation of earnings per share. The cost to issue our preferred stock was recorded as a reduction to additional paid-in capital in the years that the preferred stock was issued. Upon any redemption of our preferred stock, the respective offering costs, representing the excess of the fair value of the consideration transferred to the holders over the carrying amount of the preferred stock, will be recognized as a dividend to preferred stockholders. During 2004, we recorded a charge of approximately $1,876,000 to net income available to common stockholders for costs related to the redemption of our 9.5% Series A cumulative redeemable preferred stock. Dividends on preferred stock are deducted from net income to arrive at net income allocable to common stockholders.

Stock-Based Compensation Expense

For 2002 and all prior years, we have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for our employee and non-employee director stock options, stock grants and stock appreciation rights. Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), prospectively to all employee awards granted, modified or settled after January 1, 2003. We have not granted any stock options since 2002. Under APB 25, because the exercise price of the options we granted equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized. Although we have elected to follow APB 25 for previously granted options, pro forma information regarding net income available to common stockholders and earnings per share is required by SFAS 123. This information has been determined as if we had accounted for our stock options under the fair value method under SFAS 123.

For purposes of the following pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods (in thousands, except per share information):

Year Ended December 31,	2005	2004	2003
Net income available to common stockholders, as reported	$ 47,343	$ 45,724	$ 50,745
Fair value of stock-based compensation cost	(152)	(733)	(1,323)
Pro forma net income available to common stockholders	$ 47,191	$ 44,991	$ 49,422
Earnings per share:			
Basic - as reported	$ 2.26	$ 2.37	$ 2.67
Basic - pro forma	$ 2.25	$ 2.33	$ 2.60
Diluted - as reported	$ 2.22	$ 2.33	$ 2.64
Diluted - pro forma	$ 2.21	$ 2.29	$ 2.57

Impact of Recently Issued Accounting Standards

In March 2004, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides guidance on other-than-temporary impairment of marketable debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") and Statement of Financial Accounting Standards No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations" ("SFAS 124"), and non-marketable equity securities accounted for under the cost method. EITF 03-1 provides a three-step model to determine (1) when an investment is considered impaired; (2) whether the impairment is other-than-temporary; and (3) the measurement of the impairment loss. The guidance also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In addition, EITF 03-1 provides that a company does not have to estimate the fair value of an investment accounted for under the cost method if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. In September 2004, the FASB issued FASB Staff Position ("FSP") No. EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which delays the effective date of the recognition and measurement provisions of EITF 03-1 until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. In November 2005, the FASB issued FSP 115-1 and FSP 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and FSP 124-1") which replaces the guidance set forth in paragraphs 10-18 of EITF 03-1 with reference to existing guidance including SFAS 115, SEC Staff Accounting Bulletin No. 59, "Accounting for Noncurrent Marketable Equity Securities" and Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". FSP 115-1 and FSP 124-1 is effective for other-

than-temporary impairment analysis conducted in periods beginning after December 15, 2005. The Company adopted FSP 115-1 and FSP 124-1 in December 2005. The adoption of FSP 115-1 and FSP 124-1 did not have a material impact on our financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires measurement of all employee stock-based compensation awards using a fair value method and the recording of such expense in the financial statements. This eliminates the accounting for such awards using the intrinsic method pursuant to APB 25. In April 2005, the Securities and Exchange Commission amended the compliance date for SFAS 123R to no later than the beginning of the registrant's first fiscal year beginning after June 15, 2005. Accordingly, we plan to adopt SFAS 123R on January 1, 2006. Upon adoption of SFAS 123R, we intend to use the modified-prospective transition method whereby compensation expense will be recognized relating to the remaining unvested portion of outstanding stock options at the time of adoption, and the expense will be recognized over the remaining service period. We do not expect the adoption of SFAS 123R to have a material impact on our financial statements since all awards accounted for under APB 25 were fully vested on December 31, 2005.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets" ("SFAS 153"), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB 29"). SFAS 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair values of the assets exchanged. SFAS 153 is effective for nonmonetary asset exchanges beginning in our third quarter of 2005. The adoption of SFAS 153 did not have a material impact on our financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which replaces Accounting Principles Board Opinion No. 20, "Accounting Changes" and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 requires retrospective application to prior periods' financial statements of voluntary changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to have an impact on our financial statements.

NOTE 3. RENTAL PROPERTIES, NET AND PROPERTIES UNDER DEVELOPMENT AND LAND HELD FOR DEVELOPMENT

Rental properties, net consisted of the following (in thousands):

December 31,	2005	2004
Land	$ 296,841	$ 217,201
Buildings and improvements	1,559,385	1,246,888
Tenant and other improvements	153,482	139,823
	2,009,708	1,603,912
Less accumulated depreciation	(220,890)	(176,059)
	$ 1,788,818	$ 1,427,853

As of December 31, 2005 and 2004, certain of our rental properties were encumbered by deeds of trust and assignments of rents and leases associated with the properties. See Note 5, Secured Notes Payable. The net book values of encumbered properties including land parcels as of December 31, 2005 and 2004 were $848,286,000 and $776,342,000, respectively.

We lease space under noncancelable leases with remaining terms of one to 18 years.

Included in rental properties, net as of December 31, 2005 and 2004 were 15 and 17 properties, respectively, in our redevelopment program. The allocated net book values of the portion of these properties undergoing redevelopment as of December 31, 2005 and 2004 were approximately $139,661,000 and $150,627,000, respectively. Depreciation ceases on the portion of a property undergoing redevelopment during the period of redevelopment.

In accordance with SFAS 34, we are required to capitalize interest on construction, development and redevelopment projects during the period an asset is undergoing activities to prepare it for its intended use. Capitalization of interest ceases after a project is substantially complete and ready for its intended use. In addition, should construction, development or redevelopment activity cease, interest would be expensed as incurred. Total interest capitalized for the years ended December 31, 2005, 2004 and 2003 was $27,490,000, $17,902,000 and $13,941,000, respectively. Total interest incurred for the years ended December 31, 2005, 2004 and 2003 was $77,695,000, $46,733,000 and $41,571,000, respectively.

Minimum lease payments to be received under the terms of the operating lease agreements, excluding expense reimbursements, as of December 31, 2005, are as follows (in thousands):

Year	Amount
2006	$ 182,666
2007	164,884
2008	153,116
2009	139,673
2010	130,859
Thereafter	478,638
	$ 1,249,836

NOTE 4. INVESTMENTS

We hold equity investments in certain publicly-traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly-traded companies are considered "available for sale" in accordance with SFAS 115, and are recorded at fair value. Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method in accordance with APB 18 and EITF Topic D-46. For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other than temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements. For additional discussion of our accounting policies with respect to investments, see Note 2, Basis of Presentation and Summary of Significant Accounting Policies.

The following table summarizes our available-for-sale securities (in thousands):

December 31,	2005	2004
Adjusted cost of available-for-sale securities	$ 4,740	$ 3,190
Gross unrealized gains	29,135	16,110
Gross unrealized losses	(762)	(176)
Fair value of available-for-sale securities	$ 33,113	$ 19,124

Investments in available-for-sale securities with gross unrealized losses as of December 31, 2005 and 2004 have been in a continuous unrealized loss position for less than twelve months. We believe that these unrealized losses are temporary and accordingly we have not recognized an other-than-temporary impairment related to available-for-sale securities as of December 31, 2005 and 2004.

Our investments in privately held entities as of December 31, 2005 and 2004 totaled $48,897,000 and $48,295,000, respectively. Of these totals, $47,164,000 and $47,433,000 are accounted for under the cost method. The remainder ($1,733,000 and $862,000 for 2005 and 2004, respectively) are accounted for under the equity method in accordance with APB 18 and EITF Topic D-46. As of December 31, 2005 and 2004, there were no unrealized losses in our investments in privately held entities.

Net investment income of $2,294,000, $2,436,000 and $536,000 was recognized in 2005, 2004 and 2003, respectively, and is included in other income in the accompanying consolidated statements of income. Net investment income in 2005 consisted of equity in income of $483,000 related to investments in privately held entities accounted for under the equity method, gross realized gains of $2,433,000, and gross realized losses of $622,000. Net investment income in 2004 consisted of equity in income of $208,000 related to investments in privately held entities accounted for under the equity method, gross realized gains of $2,508,000, and gross realized losses of $280,000. Net investment income in 2003 consisted of equity in income of $306,000 related to investments in privately held entities accounted for under the equity method, gross realized gains of $532,000, and gross realized losses of $302,000.

NOTE 5. SECURED NOTES PAYABLE

Secured notes payable consisted of the following (dollars in thousands):

December 31,	2005	2004
Secured notes payable, interest rates varying from 4.32% to 8.75%, (weighted average interest rate of 6.31% and 5.67% at December 31, 2005 and 2004, respectively), maturity dates ranging from January 2006 to June 2016	$ 662,147	$ 635,432
Unamortized premiums	4,519	3,514
Total secured notes payable	$ 666,666	$ 638,946

Our secured notes payable generally require monthly payments of principal and interest. The total net book values of properties securing debt were $848,286,000 and $776,342,000 at December 31, 2005 and 2004, respectively. At December 31, 2005, our secured notes payable were comprised of $595.9 million and $70.8 million of fixed and variable rate debt, respectively, compared to $437.2 million and $201.7 million of fixed and variable rate debt, respectively, at December 31, 2004.

Future principal payments due on secured notes payable as of December 31, 2005, are as follows (dollars in thousands):

Year	Amount	Weighted Average Interest Rate[1]
2006	$ 44,552	6.32%
2007	83,623	6.26%
2008	123,190	6.16%
2009	42,084	6.52%
2010	88,553	6.48%
Thereafter	280,145	6.24%
Subtotal	662,147	
Unamortized premiums	4,519	
Total secured notes payable	$ 666,666	

(1) The weighted average interest rate is calculated based on the outstanding debt as of January 1st of each year.

NOTE 6. UNSECURED LINE OF CREDIT AND UNSECURED TERM LOAN

In November 2005, we entered into an amendment to our amended and restated credit agreement to increase the maximum permitted borrowings under our unsecured credit facilities from $750 million to $1 billion consisting of a $500 million unsecured line of credit and a $500 million unsecured term loan. We may in the future elect to increase commitments under the unsecured credit facilities by up to an additional $200 million.

Borrowings under our unsecured line of credit, as amended, bear interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate plus 0.5%. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months. The unsecured line of credit matures in December 2007 and may be extended at our sole option for an additional one-year period. As of December 31, 2005, we had borrowings of $240 million outstanding on the unsecured line of credit with a weighted average interest rate of 5.69%.

Our unsecured term loan bears interest at a floating rate based on our election of either a LIBOR- based rate or the higher of the bank's reference rate and the Federal Funds rate plus 0.5%. For each LIBOR-based advance, we must elect to fix for a period of one, two, three or six months. The unsecured term loan matures in December 2009. As of December 31, 2005, we had borrowings of $500 million outstanding on the unsecured term loan with a weighted average interest rate of 5.67%.

Our unsecured line of credit and unsecured term loan contain financial covenants, including, among other things, maintenance of minimum net worth, a leverage ratio and a fixed charge coverage ratio. In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions and mergers.

Aggregate borrowings under the unsecured line of credit and unsecured term loan may be limited to an amount based on the net operating income derived from a pool of unencumbered properties. Accordingly, as we acquire or complete the development or redevelopment of additional unencumbered properties, aggregate borrowings available under the unsecured line of credit and unsecured term loan will increase up to a maximum combined amount of $1 billion. Under these provisions as of December 31, 2005, aggregate borrowings under our unsecured line of credit and unsecured term loan were limited to $863 million.

NOTE 7. INTEREST RATE SWAPS

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

SFAS 133, as amended, establishes accounting and reporting standards for derivative financial instruments such as our interest rate swap agreements. All of our interest rate swap agreements meet the criteria to be deemed "highly effective" under SFAS 133 in reducing our exposure to variable interest rates. In accordance with SFAS 133, we formally document all relationships between interest rate swap agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. Accordingly, we have categorized these instruments as cash flow hedges. We make an assessment at the inception of each interest rate swap agreement and on an ongoing basis to determine whether these instruments are highly effective in offsetting changes in cash flows associated with the hedged items. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective", the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

As of December 31, 2005, our interest rate swap agreements were classified in other assets at their fair values aggregating approximately $4.9 million, with the offsetting adjustment reflected as unrealized gains in accumulated other comprehensive income in stockholders' equity. As of December 31, 2004, our interest rate swap agreements were classified in accounts payable, accrued expenses and tenant security deposits at their fair values aggregating approximately $2.1 million, with the offsetting adjustment reflected as unrealized losses in accumulated other comprehensive income in stockholders' equity. Balances in accumulated other comprehensive income are recognized in earnings as swap payments are made. During the next twelve months, we expect to reclassify $3.3 million from accumulated other comprehensive income to interest income.

The following table summarizes our interest rate swap agreements as of December 31, 2005 (dollars in thousands):

Transaction Dates	Effective Dates	Notional Amounts	Effective at December 31, 2005	Interest Pay Rates	Termination Dates	Fair Values
December 2002	January 2, 2003	$ 25,000	$ 25,000	3.285%	June 30, 2006	$ 167
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006	167
December 2003	December 30, 2005	50,000	50,000	4.150%	December 29, 2006	280
December 2003	December 29, 2006	50,000	-	5.090%	October 31, 2008	(313)
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006	434
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006	434
April 2004	April 29, 2005	50,000	50,000	3.140%	April 28, 2006	230
April 2004	April 28, 2006	50,000	-	4.230%	April 30, 2007	274
April 2004	April 30, 2007	50,000	-	4.850%	April 30, 2008	(63)
June 2004	June 30, 2005	50,000	50,000	4.343%	June 30, 2007	284
December 2004	December 31, 2004	50,000	50,000	3.590%	January 2, 2008	1,129
December 2004	January 3, 2006	50,000	-	3.927%	July 1, 2008	950
May 2005	December 30, 2005	25,000	25,000	4.120%	November 30, 2006	136
May 2005	June 30, 2006	50,000	-	4.270%	June 29, 2007	250
May 2005	November 30, 2006	25,000	-	4.330%	November 30, 2007	103
May 2005	June 29, 2007	50,000	-	4.400%	June 30, 2008	162
May 2005	November 30, 2007	25,000	-	4.460%	November 28, 2008	61
May 2005	June 30, 2008	50,000	-	4.509%	June 30, 2009	112
May 2005	November 28, 2008	25,000	-	4.615%	November 30, 2009	41
December 2005	December 29, 2006	50,000	-	4.730%	November 30, 2009	17
December 2005	December 29, 2006	50,000	-	4.740%	November 30, 2009	4
December 2005	January 2, 2008	50,000	-	4.768%	December 31, 2010	8
Total Notional Amount in Effect at December 31, 2005			$ 325,000			$ 4,867

NOTE 8. COMMITMENTS AND CONTINGENCIES

Employee Retirement Savings Plan

We have a retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby our employees may contribute a portion of their compensation to their respective retirement accounts, in an amount not to exceed the maximum allowed under the Internal Revenue Code. In addition to employee contributions, we have elected to provide discretionary profit sharing contributions (subject to statutory limitations), which amounted to $552,000, $515,000 and $461,000, respectively, for the years ended December 31, 2005, 2004 and 2003. Employees who participate in the plan are immediately vested in their contributions and in the contributions of the Company.

Concentration of Credit Risk

We maintain our cash and cash equivalents at insured financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. We believe that the risk is not significant.

We are dependent on rental income from relatively few tenants in the life science industry. The inability of any single tenant to make its lease payments could adversely affect our operations. As of December 31, 2005, we held 283 leases with a total of 237 tenants and 73 of our 134 properties were each leased to a single tenant. At December 31, 2005, our three largest tenants accounted for approximately 11.6% of our aggregate annualized base rent.

We generally do not require collateral or other security from our tenants, other than security deposits. In addition to security deposits held in cash, we held $35.1 million in irrevocable letters of credit available from certain tenants as security deposits for 86 leases as of December 31, 2005.

Commitments

As of December 31, 2005, we were committed under the terms of contracts to complete the construction of properties under development at a remaining aggregate cost of approximately $46.4 million.

As of December 31, 2005, we were also committed to fund approximately $20.1 million for the construction of building infrastructure improvements under the terms of leases and/or construction contracts and approximately $13.3 million for certain investments.

As of December 31, 2005, we were committed under the terms of eight ground leases. These lease obligations totaling approximately $62.8 million have remaining lease terms of 27 to 50 years, exclusive of extension options. In addition, as of December 31, 2005, we were committed under the terms of certain operating leases for our headquarters and field offices. These lease obligations totaling approximately $6.2 million have remaining lease terms of two to seven years, exclusive of extension options.

NOTE 9. MINORITY INTEREST

Minority interest represents the interests in a limited partnership and in a limited liability company held by certain third parties, which own two properties and are included in our consolidated financial statements. We recognize minority interest in these entities in which we have a controlling interest. Minority interest is adjusted for additional contributions, distributions to minority holders and the minority holders' proportionate share of the net earnings or losses of each respective entity. Distributions, profits and losses related to these entities are allocated in accordance with the respective operating agreements. As of December 31, 2005, the aggregate minority interest balance related to these entities was approximately $20.1 million and is classified as minority interest in the accompanying consolidated balance sheet.

NOTE 10. ISSUANCES OF COMMON STOCK

In March 2005, we sold 1,437,500 shares of our common stock in an underwritten offering (including the shares issued upon exercise of the underwriter's over-allotment option). The shares were issued at a price of $62.51 per share, resulting in net proceeds of approximately $89.1 million (after deducting underwriting discounts and other offering costs).

In September 2005, we sold 1,248,000 shares of our common stock in an underwritten offering (including the shares issued upon exercise of the underwriter's over-allotment option). The shares were issued at a price of $81.00 per share, resulting in net proceeds of approximately $100.3 million (after deducting underwriting discounts and other offering costs).

NOTE 11. PREFERRED STOCK AND EXCESS STOCK

Series A Cumulative Redeemable Preferred Stock

In July 2004, we redeemed all 1,543,500 outstanding shares of our 9.50% Series A cumulative redeemable preferred stock ("Series A preferred stock") at a redemption price of $25.00 per share plus $0.5409722 per share representing accumulated and unpaid dividends to the redemption date. In accordance with EITF Topic D-42, we recorded a charge of approximately $1,876,000 to net income available to common stockholders during the second quarter of 2004 for costs related to the redemption of the Series A preferred stock. We redeemed our Series A preferred stock with proceeds from the Series C preferred stock offering.

Series B Cumulative Redeemable Preferred Stock

In January 2002, we completed a public offering of 2,300,000 shares of our 9.10% Series B cumulative redeemable preferred stock ("Series B preferred stock") (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $55.1 million (after deducting underwriters' discounts and other offering costs). The dividends on our Series B preferred stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $2.275 per share. Our Series B preferred stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not redeemable prior to January 22, 2007, except in order to preserve our status as a REIT. Investors in our Series B preferred stock generally have no voting rights. On or after January 22, 2007, we may, at our option, redeem our Series B preferred stock, in whole or in part, at any time with proceeds from the sale of equity securities at a redemption price of $25.00 per share, plus accrued and unpaid dividends.

Series C Cumulative Redeemable Preferred Stock

In June 2004, we completed a public offering of 5,185,500 shares of our 8.375% Series C cumulative redeemable preferred stock ("Series C preferred stock") (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $124.0 million (after deducting underwriters' discounts and other offering costs). The proceeds were used to redeem our Series A preferred stock with the remaining portion used to pay down our unsecured line of credit. The dividends on our Series C preferred stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $2.09375 per share. Our Series C preferred stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not redeemable prior to June 29, 2009, except in order to preserve our status as a REIT. Investors in our Series C preferred stock generally have no voting rights. On or after June 29, 2009, we may, at our option, redeem our Series C preferred stock, in whole or in part, at any time for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends.

Preferred Stock and Excess Stock Authorizations

Our charter authorizes the issuance of up to 100,000,000 shares of preferred stock, of which 7,485,500 shares were issued and outstanding as of December 31, 2005. In addition, 200,000,000 shares of "excess stock" (as defined) are authorized, none of which were issued and outstanding at December 31, 2005.

NOTE 12. STOCK OPTION PLANS AND STOCK GRANTS

1997 Stock Plan

In 1997, we adopted a stock option and incentive plan (the "Stock Plan") for the purpose of attracting and retaining the highest quality personnel, providing for additional incentives and promoting the success of the company by providing employees the opportunity to acquire common stock pursuant to (i) options to purchase common stock; and (ii) share awards. As of December 31, 2005, a total of 413,501 shares were reserved for the granting of future options and share awards under the Stock Plan.

Options under our plan have been granted at prices that are equal to the market value of the stock on the date of grant and expire ten years after the date of grant. Employee options vest ratably in three annual installments from the date of grant. Non-employee director options vest immediately on the date of grant. The options outstanding under the Stock Plan expire at various dates through October 2012.

In addition, the Stock Plan permits us to issue share awards to our employees and non-employee directors. A share award is an award of common stock, which (i) may be fully vested upon issuance or (ii) may be subject to the risk of forfeiture under Section 83 of the Internal Revenue Code. Shares issued generally vest over a one to three year period from the date of issuance and the sale of the shares is restricted prior to the date of vesting. During 2005, we awarded 162,387 shares of common stock. The unearned portion of these awards is amortized as stock compensation expense on a straight-line basis over the vesting period.

The fair values of the options issued under the Stock Plan were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2005, 2004 and 2003:

Year Ended December 31,	2005	2004	2003
Risk-free interest rate	**4.34%**	3.94%	3.65%
Dividend yield	**3.19%**	3.79%	3.95%
Volatility factor of the expected market price	**21.14%**	21.50%	21.20%
Weighted average expected life of the options	**5.2 years**	6.7 years	7.0 years

A summary of the stock option activity under our Stock Plan and related information for the years ended December 31, 2005, 2004 and 2003 follows:

	2005 Stock Options	2005 Weighted Average Exercise Price	2004 Stock Options	2004 Weighted Average Exercise Price	2003 Stock Options	2003 Weighted Average Exercise Price
Outstanding – beginning of year	**607,331**	**$ 35.36**	809,583	$ 35.39	1,011,166	$ 34.39
Granted	-	-	-	-	-	-
Exercised	**(115,315)**	**37.22**	(200,252)	35.44	(197,583)	30.08
Forfeited	-	-	(2,000)	42.15	(4,000)	43.23
Outstanding – end of year	**492,016**	**$ 34.92**	607,331	$ 35.36	809,583	$ 35.39
Exercisable at end of year	**492,016**	**$ 34.92**	500,000	$ 33.38	533,420	$ 31.35
Weighted average fair value of options granted		**$ -**		$ -		$ -

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/05	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/05	Weighted Average Exercise Price
$20.00-$30.88	166,400	1.66	$22.19	166,400	$22.19
$31.88-$43.50	222,616	5.00	$38.55	222,616	$38.55
$44.99-$47.69	103,000	6.47	$47.65	103,000	$47.65
$20.00-$47.69	492,016	4.18	$34.92	492,016	$34.92

NOTE 13. NON-CASH TRANSACTIONS

During the year ended December 31, 2005, we assumed seven secured notes payable in connection with the acquisitions of seven properties, in seven separate transactions, located in the San Francisco Bay, Suburban Washington D.C., Eastern Massachusetts, Seattle and Canada markets. During the year ended December 31, 2004, we assumed six secured notes payable in connection with the acquisitions of ten properties, in six separate transactions, located in the Eastern Massachusetts, Southeast, Suburban Washington D.C. and San Diego markets. The following table summarizes these transactions (in thousands):

	2005	2004	2003
Aggregate purchase price	$ 55,400	$ 185,912	$6,900
Secured notes payable assumed	31,853	127,653	3,384
Cash paid for the properties	$ 23,547	$ 58,259	$ 3,516

In connection with the sale of a property in the Eastern Massachusetts market in August 2003, the buyer assumed a secured note payable totaling $17.3 million.

In 2005, 2004 and 2003, we incurred $5,136,000, $3,157,000 and $3,354,000, respectively, in non-cash stock compensation expense.

NOTE 14. DISCONTINUED OPERATIONS

The following is a summary of operations and net assets of the properties included in discontinued operations presented in compliance with SFAS 144 (in thousands):

Year Ended December 31,	2005	2004	2003
Total revenue	$ 127	$ 217	$ 5,653
Operating expenses	14	38	1,428
Revenue less operating expenses	113	179	4,225
Interest	-	-	924
Depreciation	17	47	303
Income before gain/loss on sales of property	96	132	2,998
Gain/loss on sales of property	36	1,627	8,286
Income from discontinued operations, net	$ 132	$ 1,759	$ 11,284

December 31,	2005	2004
Properties held for sale, net	$ -	$ 1,016
Other assets	-	142
Total assets	$ -	$ 1,158
Total liabilities	-	50
Net assets of discontinued operations	$ -	$ 1,108

Income from discontinued operations, net includes the results of operations of one property we sold during 2005, one property we sold during 2004 and three properties we sold during 2003 in accordance with the provisions of SFAS 144. See Note 2, Basis of Presentation and Summary of Significant Accounting Policies.

As of December 31, 2005 and 2004, we had no properties designated as "held for sale" in accordance with SFAS 144. During the third quarter of 2005, we sold one property located in the Southeast market that had been designated as "held for sale" as of June 30, 2005. The total sale price for the property was approximately $1.3 million. In connection with this sale, we recorded a gain on sale of property of approximately $36,000. During the first quarter of 2004, we sold one property located in the Suburban Washington D.C. market that had been designated as "held for sale" as of December 31, 2003. The total sale price for the property was approximately $5.7 million. In connection with the sale, we recorded a gain on sale of property of approximately $1.6 million. During the fourth quarter of 2003, we sold one property located in the Suburban Washington D.C. market that had been designated as "held for sale" during the fourth quarter of 2003. The total sale price for the property was approximately $9.0 million. In connection with the sale, we recorded a loss on sale of property of approximately $36,000. During the third quarter of 2003, we sold one property located in the Eastern Massachusetts market that had been previously designated as "held for sale" as of December 31, 2002. The total sale price for the property was approximately $46.5 million. In connection with this sale, we recorded a gain on sale of property of approximately $8.8 million. Interest expense included in discontinued operations represents interest related to a secured note payable, which was assumed by the buyer in connection with the sale of this property. During the first quarter of 2003, we sold one property located in the San Francisco Bay market which could not be redeveloped pursuant to our original strategic objectives and that had been designated as "held for sale" as of December 31, 2002. The total sale price for the property was approximately $6.8 million. In connection with this sale, we recorded a loss on sale of property of approximately $455,000 in 2003. Gains and losses on sales of these properties are included in the income statement in income from discontinued operations, net.

NOTE 15. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of consolidated financial information on a quarterly basis for 2005 and 2004:

(In thousands, except per share amounts)	Quarter First	Second	Third	Fourth
2005				
Revenues	**$ 56,039**	**$ 58,217**	**$ 63,752**	**$ 66,076**
Net income available to common stockholders	**$ 10,967**	**$ 12,250**	**$ 11,969**	**$ 12,157**
Earnings per share:				
Basic	**$ 0.56**	**$ 0.59**	**$ 0.57**	**$ 0.55**
Diluted	**$ 0.55**	**$ 0.58**	**$ 0.56**	**$ 0.54**
2004				
Revenues	$ 42,724	$ 43,472	$ 46,459	$ 50,426
Net income available to common stockholders	$ 13,115	$ 9,757	$ 11,370	$ 11,482
Earnings per share:				
Basic	$ 0.68	$ 0.51	$ 0.59	$ 0.59
Diluted	$ 0.67	$ 0.50	$ 0.58	$ 0.58

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS>

Alexandria Real Estate Equities, Inc. and Subsidiaries

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "ARE". On March 13, 2006, there were approximately 272 holders of record of our common stock (excluding beneficial owners whose shares are held in the name of CEDE & Co.). The following table sets forth the quarterly high and low sales prices per share of our common stock as reported on the NYSE and the distributions paid by us with respect to each such period.

Period	High	Low	Per Share Distribution
2005			
Fourth Quarter	**$ 85.00**	**$ 76.02**	**$ 0.70**
Third Quarter	**$ 85.85**	**$ 73.02**	**$ 0.68**
Second Quarter	**$ 75.42**	**$ 62.09**	**$ 0.68**
First Quarter	**$ 74.50**	**$ 63.15**	**$ 0.66**
2004			
Fourth Quarter	$ 75.24	$ 65.51	$ 0.66
Third Quarter	$ 66.67	$ 56.50	$ 0.64
Second Quarter	$ 64.76	$ 50.88	$ 0.62
First Quarter	$ 65.20	$ 57.30	$ 0.60

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS>

Alexandria Real Estate Equities, Inc. and Subsidiaries

Certain statements made in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, prospective and current investors are cautioned not to place undue reliance on such forward-looking statements. A list of factors that could cause actual results to differ from those set forth or contemplated in the forward-looking statements is included in our annual report on Form 10-K for our fiscal year ended December 31, 2005. We disclaim any obligation to update such factors or publicly announce the result of any revisions to any of the forward-looking statements contained in this or any other document. Readers of this Annual Report should also read our reports publicly filed with the Securities and Exchange Commission for further discussion.

CERTIFICATIONS>

Alexandria Real Estate Equities, Inc. and Subsidiaries

Our Chief Executive Officer and Chief Financial Officer file certifications regarding the quality of our public disclosure with the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as an exhibit to our annual report on Form 10-K for our fiscal year ended December 31, 2005 that we have filed with the Securities and Exchange Commission.

We have filed with the New York Stock Exchange ("NYSE") the Certification of our Chief Executive Officer confirming that we have complied with the NYSE corporate governance listing standards.

DIRECTORS AND OFFICERS>

Alexandria Real Estate Equities, Inc. and Subsidiaries

BOARD OF DIRECTORS

Jerry M. Sudarsky
Chairman of the Board of Directors
Alexandria Real Estate Equities, Inc.

Joel S. Marcus
Chief Executive Officer
Alexandria Real Estate Equities, Inc.

James H. Richardson
President
Alexandria Real Estate Equities, Inc.

Richard B. Jennings
President
Realty Capital International Inc.

Richard H. Klein, CPA
Founder and Chief Executive Officer
Chefmakers Cooking Academy

Alan G. Walton, Ph.D., D.Sc.
General Partner
Oxford BioScience Partners

Richmond A. Wolf
Investment Analyst
Capital World Investors

Martin A. Simonetti
President and Chief Executive Officer
VLST Corporation

EXECUTIVE OFFICERS

Joel S. Marcus
Chief Executive Officer

James H. Richardson
President

Peter J. Nelson
Secretary

Dean A. Shigenaga
Chief Financial Officer

CORPORATE INFORMATION>

Alexandria Real Estate Equities, Inc. and Subsidiaries

COMMON STOCK

Listed on the New York Stock Exchange
Symbol ARE

CORPORATE OFFICES

385 E. Colorado Boulevard, Suite 299
Pasadena, CA 91101
(626) 578-0777

TRANSFER AGENT

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
(212) 936-5100

LEGAL COUNSEL

Mayer, Brown, Rowe & Maw LLP
Los Angeles, California

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Los Angeles, California

ANNUAL MEETING

The annual meeting will be held at 11 AM, May 18, 2006, at the Ritz-Carlton Huntington Hotel, 1401 South Oak Knoll Avenue, Pasadena, California.

SEC FORM 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission is available without charge, upon written request to:

Corporate Information
Alexandria Real Estate Equities, Inc.
385 E. Colorado Boulevard, Suite 299
Pasadena, CA 91101
(626) 396-4828
www.labspace.com

DESIGN Opto **CONSULTING DESIGNERS** Kelly Atkins and Nancy Caal **PRINTING** Colorgraphics
ILLUSTRATION John Hersey **PHOTOGRAPHY** Peter Gregoire, Eric Staudenmaier, Vern Evans, Scott Streble and Dr. Andrejs Liepins / Photo Researchers, Inc.